Exhibit 99.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

UBIC, INC.,

ANDATHA INTERNATIONAL, INC.,

EVOLVE DISCOVERY PA, LLC,

EVOLVE DISCOVERY LA, LLC,

EVOLVE DISCOVERY PORTLAND, LLC,

EVOLVE DISCOVERY SEATTLE, LLC

and

EVD, INC.

Dated as of July 31, 2015

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3.3	Governmental Approvals and Other Consents	27
3.4	Noncontravention	27
3.5	Litigation	28
3.6	Closing Date	28

ARTICLE IV	REPRESENTATIONS AND WARRANTIES CONCERNING BUYER	28
4.1	Organization	28
4.2	Authorization	28
4.3	Governmental Approvals and Other Consents	28
4.4	Litigation	28
4.5	No Other Representations	28
4.6	Closing Date	29

ARTICLE V	ADDITIONAL CLOSING DELIVERIES	29
5.1	Closing Deliveries by Sellers	29
5.2	Closing Deliveries by Buyer	30

ARTICLE VI	INDEMNIFICATION	31
6.1	Survival of Representations and Warranties	31
6.2	Indemnification Obligations and Procedures	31

ARTICLE VII	POST-CLOSING AND OTHER COVENANTS	36
7.1	General	36
7.2	Tax Matters	37
7.3	Confidentiality	38
7.4	Non-Competition; Non-Solicitation; Non-Disparagement	39
7.5	Use of Company Name and Information	41
7.6	Release	41
7.7	Shared Contracts	42

ARTICLE VIII	DEFINITIONS	42
8.1	Definitions	42
8.2	Usage	43

ARTICLE IX	MISCELLANEOUS	43
9.1	Expenses	43
9.2	Remedies	43
9.3	Public Announcements	44
9.4	Amendment and Waiver	44
9.5	Notices	44
9.6	Successors and Assigns	45
9.7	Severability	46
9.8	Descriptive Headings; Interpretation	46
9.9	No Strict Construction	46
9.10	No Third-Party Beneficiaries	46
9.11	Entire Agreement	46

9.12	Counterparts	46
9.13	Electronic Delivery	46
9.14	Governing Law; JURISDICTION; WAIVER OF JURY TRIAL	47
9.15	Schedules	48

EXHIBITS AND SCHEDULES

Annexes:

Annex A —  Defined Terms

Annex B — Assigned Trademarks

Annex C — List of Subsidiaries of Buyer

Annex D — Earn-Out Payment

Exhibits:

Exhibit A —  Allocation Percentage

Exhibit B —  Employment Agreements

Exhibit C —  Form of FIRPTA

Exhibit D —  Form of Shareholder Letter

Exhibit E —  Letter Regarding Certain Employment Matters

Exhibit F —  Form of Escrow Agreement

Exhibit G —  Form of Promissory Note

Schedules:

Schedule a(i) —  Permitted Liens

Schedule 1.3(b) — Indebtedness Payoff Amount

Schedule 2.1 — Organization

Schedule 2.3 — Noncontravention

Schedule 2.4 — Subsidiaries or Investments

Schedule 2.5 — Capital Stock and Related Matters; Title to Company Shares

Schedule 2.6 — Financial Statements

Schedule 2.7 — Absence of Undisclosed Liabilities

Schedule 2.8 — Guaranties; Indebtedness

Schedule 2.9 — Material Adverse Effects

Schedule 2.10 — Absence of Certain Developments

Schedule 2.11 — Assets

Schedule 2.12 —Real Property

Schedule 2.13 — Contracts and Commitments

Schedule 2.14 — Intellectual Property Rights

Schedule 2.15 — Litigation

Schedule 2.16 — Compliance with Laws

Schedule 2.17 — Environmental and Safety Matters

Schedule 2.18 — Employees

Schedule 2.19 — Employee Benefit Plans

Schedule 2.20 — Insurance

Schedule 2.21 — Tax Matters

Schedule 2.22 — Brokerage and Transaction Bonuses

Schedule 2.23 — Affiliate Transactions

Schedule 2.24 — Customers and Vendors

Schedule 2.25 — Bank Accounts; Names and Locations

Schedule 4.3 — Governmental Approvals and Other Consents

Schedule 5.1(a) — Key Employee Agreements

Schedule 5.1(b) — Employee Agreements

Schedule 5.1(f) — Director and Officer Resignations

Schedule 7.4 — Key Seller Equity Holders

Schedule TNWC — Target Net Working Capital

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 31, 2015, by and among UBIC, INC., a limited liability, joint-stock corporation incorporated under the laws of Japan (“Buyer”), ANDATHA INTERNATIONAL, INC., a California corporation  (“Andatha”), EVOLVE DISCOVERY PA, LLC, a California limited liability company (“EvD PA”), EVOLVE DISCOVERY LA, LLC, a California limited liability company (“EvD LA”), EVOLVE DISCOVERY PORTLAND, LLC, an Oregon limited liability company (“EvD PDX”), EVOLVE DISCOVERY SEATTLE, LLC, a Washington limited liability company (“EvD SEA”, and, together with Andatha, EvD PA, EvD LA, EvD PDX, the Sellers”), and EVD, INC., a Delaware corporation (the “Company”).  Certain terms used herein are defined in Annex A attached hereto.

WHEREAS, the Company is engaged in the business of providing end-to-end litigation consulting, e-discovery and project management services (the “Business”);

WHEREAS, Sellers own all of the issued and outstanding Capital Stock of the Company (the “Company Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all of the Company Shares.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings contained herein and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1                               Purchase and Sale of Shares. On the basis of the representations, warranties, covenants, and agreements herein, and subject to the satisfaction or waiver of the conditions set forth herein and the terms hereof, at the Closing, Buyer shall purchase from Sellers, and Sellers shall sell, convey, assign, transfer and deliver to Buyer, all of the Company Shares, free and clear of any Liens, in exchange for the Cash Consideration, as adjusted pursuant to ARTICLE I and ARTICLE VI.

1.2                               Estimated Closing Cash Consideration.  For purposes of this Agreement, “Estimated Closing Cash Consideration” means an amount equal to $29,485,000, minus the Estimated Closing Indebtedness, minus Buyer’s Promissory Note in the amount of $3,795,000, minus the total amount paid under Section 1.3(b)(v), minus the total amount paid under Section 1.3(b)(vi), minus the total amount paid under Section 2.22, plus the Estimated Closing Cash Amount, plus the amount (if any) by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, minus the amount (if any) by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital.

1.3                               Closing.

(a)                                 The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY, at 10:00 a.m. Eastern Daylight Time on July 31, 2015 following satisfaction or waiver of the conditions to Closing set forth in ARTICLE V.  The date on which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of 10:00 a.m. Eastern Daylight Time on the Closing Date.

(b)                                 At the Closing and on the terms and subject to the conditions set forth in this Agreement:

(i)                                     Buyer and/or the Company shall pay or cause to be paid from their respective accounts, by wire transfer of immediately available funds, to the account(s) designated by Sellers in a written notice delivered to Buyer at least three (3) Business Days prior to the Closing, an amount in cash equal to the Indebtedness set forth on Schedule 1.3(b)(v) of any of the Sellers or the Company, respectively, which amount shall be credited toward the Indebtedness Payoff Amount;

(ii)                                  Buyer shall deliver its Promissory Note in the principal amount of $3,795,000, inclusive of accrued interest at the rate of 00.48% per annum, with the entire amount of principal and interest due and payable 12 months after the Closing.  Each Seller shall have the right to receive a percentage on such payment of principal and interest equal to such Seller’s Allocation Percentage (as defined below);

(iii)                               Buyer shall pay or cause to be paid to Sellers, by wire transfer of immediately available funds to the account(s) designated by Sellers in a written notice delivered to Buyer at least three (3) Business Days prior to the Closing, an amount in cash equal to (A) the Estimated Closing Cash Consideration, minus (B) the Escrow Amount.  Each Seller shall receive for the Shares being purchased from it by Buyer the percentage of the aggregate purchase price for the Shares set forth next to such Seller’s name on Exhibit A hereto (such Seller’s “Allocation Percentage.”);

(iv)                              Buyer shall deliver to the Escrow Agent the Escrow Amount for deposit into an escrow account to be established pursuant to the terms of the Escrow Agreement;

(v)                                 Simultaneously with the purchase, Buyer shall make a capital contribution in cash to the Company in an amount equal to the total amount of Indebtedness of the Company as set forth on Schedule 1.3(b)(v), and the Company shall use such capital contribution to pay in full (a) the Indebtedness shown on Schedule 1.3(b)(v) to the intended recipients thereof and (b) those Company Expenses payable at the Closing. The amount paid for Indebtedness of the Company shown in Schedule 1.3(b)(v) and the amounts paid for Company Expenses at the Closing shall be credited toward the Estimated Closing Cash Consideration.

(vi)                              Buyer shall make a capital contribution to the Company by wire transfer of immediately available funds to the account(s) designated by the Company as set forth in Schedule 1.3(b)(vi), Three Million, Eight Hundred Eighteen Thousand One Hundred Ninety-Five Dollars and twenty-eight cents ($3,818,195.28), which amount shall be credited toward the Estimated Closing Cash Consideration, to be used to purchase the interests that the Company does not currently own in Evolve Discovery New York Series LLC, Series One (“Evolve New York”) and Evolve Discovery Phoenix, LLC (“Evolve Phoenix”) and to purchase not less than ninety-nine percent (99%) of EvD Philippines, Inc. (“Evolve Philippines”) as set forth in Schedule 1.3(b)(vi) and Sellers shall have the Company purchase the interests that the Company does not currently own in Evolve New York and Evolve Phoenix and shall purchase not less than ninety-nine percent (99%) of Evolve Philippines;

(vii)                           Sellers shall deliver documents to Buyer evidencing the Company’s ownership of 100% of Evolve NY and Evolve Phoenix and evidence of the sale of shares of Evolve Philippines, such that, upon completion thereof, the Company shall own not less than 99% of Evolve Philippines.

(viii)                        Sellers shall deliver to Buyer Affidavits of Lost Certificate for the certificate(s) representing the Company Shares, duly executed by the Sellers;

(ix)                              Sellers shall cause the Company and its Subsidiaries to, deliver to Buyer the following:  (A) evidence of release of all Liens (other than any Permitted Liens) related to the assets and properties of the Company and its Subsidiaries; (B) payoff letters or releases with respect to any Indebtedness for borrowed money paid as of the Closing (in each case on terms and conditions reasonably satisfactory to Buyer) and (C) assignments to the Company of all assets used in the conduct of the Company business which are owned by the shareholders;

(x)                                 Sellers and Buyer, as applicable, shall deliver or cause to be delivered the certificates and other documents and instruments required to be delivered by or on behalf of such party pursuant to ARTICLE V below; and

(xi)                              Sellers shall deliver, or cause the Company to deliver, to the Buyer all books and records (including Tax Returns) and other property of the Company in Sellers’ possession or under Sellers’ control.

1.4                               Post-Closing Adjustment.

(a)                                 Within one hundred and eighty (180) days following the Closing Date, Buyer shall, or shall cause the Company to, prepare and deliver to Sellers’ Representative a statement (the “Closing Statement”) setting forth its calculation of the Closing Cash Consideration and each of the components thereof.  The Closing Statement shall be prepared in accordance with the Accounting Principles, except as otherwise contemplated by the definitions of Net Working Capital, Indebtedness or Cash.  During the sixty (60) days immediately following Sellers’ Representative’s receipt of the Closing Statement, the Company shall provide Sellers’ Representative with reasonable access, during normal business hours and after reasonable advance notice, to the books, records and appropriate personnel of the Company, and to the Buyer and its accountants, for purposes of review of the Closing Statement on behalf of the Sellers.  The Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties hereto sixty (60) days following Sellers’ Representative’s receipt thereof unless Seller’s Representative delivers written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date; provided that the

Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties upon Sellers’ Representative’s delivery, prior to the expiration of the sixty (60) day period, of written notice to Buyer of its acceptance of the Closing Statement.  Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted and attach documentation supporting Sellers’ Representative’s calculations.

(b)                                 If a timely Notice of Disagreement is delivered by Sellers’ Representative, then the Closing Statement (as revised in accordance with this Section 1.4(b)) and the resulting calculation of the Closing Cash Consideration shall become final and binding upon the parties on the earlier of (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by Buyer and Sellers’ Representative, and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by Buyer and Sellers’ Representative are finally resolved in writing by the Arbiter (as defined below) in accordance with this Section 1.4.  The Closing Statement shall be revised to the extent necessary to reflect any resolution agreed to by Buyer and Sellers’ Representative and any final resolution determined by the Arbiter in accordance with this Section 1.4.  During the thirty (30) days immediately following the delivery of a Notice of Disagreement or such longer period as Buyer and Sellers’ Representative may agree in writing, Buyer and Sellers’ Representative shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Sellers’ Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.  At the end of such thirty (30) day period, Buyer and Sellers’ Representative shall have thirty (30) days to submit any and all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement to that Person which the Buyer and Seller shall mutually agree shall be the arbiter (the “Arbiter”) for review and resolution.  Buyer and Sellers’ Representative shall use such thirty (30) day submission period to submit documentation to the Arbiter supporting their respective positions regarding the disputed matters submitted to the Arbiter. Buyer and Sellers’ Representative shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement.  Buyer and Sellers’ Representative shall cooperate with the Arbiter during the term of its engagement.  Buyer and Sellers’ Representative shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Sellers’ Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Sellers’ Representative, on the other hand.  Buyer and Sellers’ Representative shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and Sellers’ Representative that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The Closing Statement and the resulting calculation of the Closing Cash Consideration shall become final and binding on the parties hereto, if not already mutually agreed by Buyer and Sellers’ Representative, on the date the Arbiter delivers its final determination in writing to Buyer and Sellers’ Representative (which final determination shall be requested by Buyer and Sellers’ Representative to be delivered not more than thirty (30) days following submission of such disputed matters, submitted not later than the end of the 30-day submission period referenced above in this Section 1.4(b)), and such final determination by the Arbiter shall not be subject to court review or otherwise appealable.  The fees and expenses of the Arbiter pursuant to this Section 1.4(b) shall be borne by the Company, on the one hand, and Sellers’ Representative, on the other hand, based upon the percentage which the aggregate portion of the contested amount not awarded to each party bears to the aggregate amount actually contested.  For example, if Sellers’ Representative claims the Closing Cash Consideration is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Sellers’ Representative, and if the Arbiter ultimately resolves the dispute by awarding Sellers’ Representative $300 of the $500 contested, then the costs and expenses of the Arbiter will be allocated 60% (i.e., 300 ÷ 500) to the Company and 40% (i.e., 200 ÷ 500) to Sellers’ Representative.

(c)                                  If the Closing Cash Consideration in the Closing Statement delivered in accordance with Section 1.4(a) is greater than the Estimated Closing Cash Consideration and a Notice of Disagreement is not delivered in timely fashion pursuant to said Section 1.4(a), then the Company shall pay the difference between the Estimated Closing Cash Consideration and the Closing Statement to Sellers by wire transfer of immediately available funds to the account(s) previously designated by Sellers five (5) Business Days after Buyer delivers the Closing Statement, which will be provided to Sellers not later than thirty (30) days after completion of the opening balance audit of the consolidated balance sheet as of July 31, 2015.  If a Notice of Disagreement is timely delivered pursuant to Section 1.4(a) within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, the Company shall, and Buyer shall cause the Company to, make a payment to Sellers  equal to the amount by which the Closing Cash Consideration exceeds the Estimated Closing Cash Consideration as provided in the Closing Statement by wire transfer of immediately available funds to the account(s) previously designated by Sellers at the time the Buyer delivers the Closing Statement.  If the Estimated Closing Cash Consideration is greater than the Closing Cash Consideration, within five (5) Business Days after the Closing Statement becomes final and binding in accordance with the terms hereof, Sellers shall make a payment to Buyer (or its designees) of the amount by which the Estimated Closing Cash Consideration exceeds the Closing Cash Consideration by wire transfer of immediately available funds to the account(s) designated by Buyer; provided, however, that Buyer, in its sole discretion, may elect to be paid such amount from the Escrow Funds (as defined in the Escrow Agreement) in the Escrow Account (as defined in the Escrow Agreement), in which case Andatha shall deliver any instruction or other documentation required by the Escrow Agent to permit such payment to Buyer (or its designees).

1.5                               Withholding Rights.  Notwithstanding anything in this Agreement to the contrary, Buyer or its designee and the Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer or its designee or the Company are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

1.6                               Earn-Out.  As additional consideration for the purchase and sale of the Company Shares by the Buyer, Sellers shall be entitled to receive a subsequent payment in cash subject to satisfaction of the conditions set forth on Annex D (the “Earn-Out Payment”).  Buyer shall pay the Earn-Out Payment, if any, or any unpaid portion thereof, as applicable, in accordance with Section  1.7 and Annex D.

1.7                               Earn-Out Settlement.

(a)                                 Not later than June 30, 2016, Buyer shall, or shall cause the Company to, prepare and deliver to the Sellers’ Representative a calculation of the 2015 EBITDA (the “2015 EBITDA Calculation”).  The Buyer and the Sellers’ Representative shall provide reasonable access to the appropriate personnel of the other parties and all supporting financial statements, worksheets and other documentation used to determine the 2015 EBITDA Calculation.  The date on which the 2015 EBITDA Calculation is delivered to Sellers’ Representative is referred to herein as the “EBITDA Calculation Date” and that portion of Earn-Out Payment earned as determined by 2015 EBITDA as set forth in the 2015 EBITDA Calculation (the “Preliminary Earn-Out Payment”) shall be due and payable in accordance with Section 1.6 (i.e., five (5) Business Days after the EBITDA Calculation Date).

(b)                                 Within thirty (30) Business Days (the “30-Day EBITDA Period”) after the EBITDA Calculation Date, Sellers’ Representative shall deliver to Buyer either (i) a written acknowledgement accepting the 2015 EBITDA Calculation in its entirety (the “EBITDA Acknowledgement”); or (ii) a written notice (the “EBITDA Adjustment Report”) containing a detailed written explanation of those items in the 2015 EBITDA Calculation which Sellers’ Representative disputes, in which case the items identified by Seller’s Representative shall be deemed to be in dispute.  If Sellers’ Representative (i) delivers an EBITDA Acknowledgement within the 30-Day Period or (ii) fails to deliver an EBITDA Acknowledgement or an EBITDA Adjustment Report to Buyer within the 30-Day Period, Sellers’ Representative shall be deemed to have accepted and agreed to the 2015 EBITDA Calculation as delivered pursuant to Section 1.1(a), and such 2015 EBITDA Calculation shall be final and binding upon Sellers and Buyer and the 2015 EBITDA shall be as set forth therein and no additional payment will be due to Sellers assuming Buyer has fulfilled its payment obligation, if any, as set forth in Section 1.7(a).  In the event that Sellers’ Representative timely delivers an EBITDA Adjustment Report to Buyer, then Buyer and Sellers’ Representative will use all commercially reasonable efforts to resolve the disputed matter(s) within the fifteen (15) day period following the delivery of the EBITDA Adjustment Report.  If Sellers’ Representative and Buyer fail to agree on Sellers’ Representative’s proposed adjustments contained in the EBITDA Adjustment Report within such thirty (30) day period, then Buyer and Sellers’ Representative shall jointly submit the disputed matter(s) to the Arbiter.  Buyer and Sellers’ Representative will furnish, or cause to be furnished, to the Arbiter such work papers, documentation and other reports and information relating to the disputed matter(s) as the Arbiter may request or, not later than the fifteenth (15th) day after the end of such 30-day period, either Buyer or Sellers may deliver to the Arbiter such additional information as either Sellers’ Representative or Buyer believe relevant and each party shall be afforded the opportunity to discuss the disputed matter with the Arbiter.  The Arbiter shall make the final determination (A) in reliance upon supporting documentation provided to the Arbiter by Sellers’ Representative and Buyer within twenty (20) Business Days of submission of the disputed matter(s) to the Arbiter, (B) in writing, (C) furnished to Sellers’ Representative and Buyer as soon as practicable after the disputed items(s) have been referred to the Arbiter, (D) in accordance with Section 1.7(d), and (E) absent manifest error and subject to the following sentence, nonappealable and incontestable by Sellers’ Representative, Buyer and each of their respective Affiliates and successors and not subject to collateral attack for any reason.  With respect to each disputed amount, the Arbiter’s Determination must be an amount between or equal to Sellers’ Representative’s position as set forth in the EBITDA Adjustment Report and Buyer’s position as set forth in the Final Closing Balance Sheet or the 2015 EBITDA Calculation, as applicable.  Any fees and expenses of the Arbiter incurred in resolving the disputed matter(s) pursuant to this Section 1.7 shall be borne by Buyer, on the one hand, and Sellers’ Representative, on the other hand, in inverse proportion to the respective percentages of the dollar value of disputed items determined in favor of Buyer, on the one hand, and Sellers’ Representative, on the other hand.

(c)                                  The date on which the 2015 EBITDA Calculation is finally determined pursuant to this Section 1.7 shall hereinafter be referred to as the “EBITDA Settlement Date” and an amount equal to (i) the amount of the Earn-Out Payment, if any, earned as determined by the 2015 EBITDA set forth in the final 2015 EBITDA Calculation (as finally determined on the EBITDA Settlement Date), minus (ii) the Preliminary Earn-Out Payment, if any, shall be due and payable in accordance with Section 1.6 (i.e., five (5) Business Days after the EBITDA Settlement Date).

(d)                                 In determining the Earn-Out Payment, all terms of an accounting or financial nature shall be construed in accordance with (i) the Accounting Principles and (ii) the terms set forth on Annex D; provided, that to the extent the terms set forth on Annex D conflict with GAAP, applied consistently with the Financial Statements or with the Accounting Principles, Annex D shall control.

ARTICLE II

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each of the Sellers hereby represents and warrants(including with respect to each of the Schedules referred to in the relevant section and or subsection of this Article II) to Buyer as follows:

2.1                               Organization.  Each of the Company and its Subsidiaries is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, formation or organization, as the case may be.  Each of the Company and its Subsidiaries is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify, except as set forth on Schedule 2.1, and except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Effect.  The Company possesses all requisite corporate power and authority necessary to carry on its businesses as now conducted and to consummate the transactions contemplated by this Agreement.  The copies of the Company’s and its Subsidiaries’ organizational documents which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.  The Company has previously delivered to Buyer correct and complete copies of the minutes of meetings and all written consents to action without a meeting of the

Company’s board of directors and stockholders dated within two (2) years prior to the date hereof.  The Company is not in default under or in violation of any provision of its certificate of incorporation or bylaws in any material respect.  The attached Schedule 2.1 sets forth a list all of the officers and directors of the Company on the day immediately prior to the Closing Date.

2.2                               Authorization.  The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party have been duly authorized by the Company, and no other act (corporate or otherwise) or other proceeding on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.  This Agreement and all other agreements or instruments contemplated hereby to which the Company is a party or by which the Company is bound, when executed and delivered by the Company in accordance with the terms hereof, shall each constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.

2.3                               Noncontravention.  Except as set forth on the attached Schedule 2.3, the execution and delivery by the Company of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party and the fulfillment of and compliance with the respective terms hereof and thereof by the Company do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon the Company’s Capital Stock or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to (i) the Company’s certificate of incorporation or bylaws, (ii) any Law to which the Company or any of its Subsidiaries is subject, or (iii) any Material Contract, license, permit, order, judgment or decree to which the Company or any of its Subsidiaries is subject.

2.4                               No Subsidiaries or Investments.  Except as set forth in Schedule 2.4, the Company does not own or have the right to acquire any Capital Stock or any other security or interest in any other Person and does not have any obligation to make any Investment in any Person.

2.5                               Capital Stock and Related Matters; Title to Company Shares.

(a)                                 The entire authorized Capital Stock of the Company consists of (i) 100,000 shares of common stock, par value $0.01 per share, of which 50,000 shares are issued and outstanding as of the date hereof.  Sellers own all of the Company Shares.  The Company has not violated any securities Law in connection with the offer, sale or issuance of its Capital Stock.  All of the Company Shares have been duly authorized and validly issued, and are fully paid and nonassessable, and such Company Shares are not subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal or offer, co-sale or participation right, preemptive right, subscription right or similar right.  Except as set forth in its

Audited Financial Statements for the year ended December 31, 2014, none of the Company or any Subsidiary of the Company has paid any dividend or made any distribution to their respective equity holders and there are no declared or accrued but unpaid dividends or distributions with respect to any shares of the Company’s Capital Stock.

(b)                                 There are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Capital Stock or other securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, contract or obligation.  There are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Capital Stock (or options or warrants to acquire any such shares) of the Company, and there are no outstanding rights to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company.  There are no outstanding stock-appreciation rights, stock-based performance units, “phantom” stock rights or other contracts or obligations of the Company of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or its business or assets or calculated in accordance therewith (other than payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby, in each case in the ordinary course of business consistent with past practice).  There are no agreements between Sellers and any third party with respect to the voting or transfer of the Company’s Capital Stock.  There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any stockholders of the Company may vote.

(c)                                  Except as set forth in Schedule 2.5, all of the outstanding capital stock of, or other ownership interests in, each of the Company’s Subsidiaries is owned beneficially and of record by the Company, directly or indirectly, is duly authorized, validly issued, fully paid and nonassessable and free and clear of any preemptive rights (other than such rights as may be held by the Company), restrictions on transfer, Taxes or Liens (other than Permitted Liens).  Except as set forth in Schedule 2.5, there are no authorized or outstanding securities of any of the Company’s Subsidiaries convertible into or exchangeable for, no options or warrants or rights to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of, any of the Company’s Subsidiaries.

2.6                               Financial Statements.

(a)                                 Attached hereto as Schedule 2.6(a) are the following financial statements (together, the “Financial Statements”):

(i)                                     the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014, and the related statement of income for the fiscal years then ended; and

(ii)                                  the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015 (the “Latest Balance Sheet”), and the related statement of income for the six (6)-month period then ended.

The foregoing Financial Statements fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the respective dates thereof and the operating results of the Company and its Subsidiaries  for the periods covered thereby and have been prepared in accordance with Accounting Principles consistently applied throughout the periods covered thereby, subject to the absence of footnote disclosures (none of which footnote disclosures would, alone or in the aggregate, be materially adverse to the business, operations, assets, liabilities, financial condition, operating results, value, cash flow or net worth of the Company and its Subsidiaries).  The reserves reflected in the financial statements referenced above are adequate, appropriate and reasonable and have been calculated in a consistent manner.

(b)                                 The Company and its Subsidiaries have established and adhered to a system of internal accounting controls which is designed to provide assurance regarding the reliability of financial reporting.  During the three (3) years prior to the date hereof, there has not been (i) any material deficiency or weakness in any system of internal accounting controls used by the Company or any of its Subsidiaries, (ii) any fraud or other wrongdoing that involves any of the management or other employees of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls used by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing; provided, however that the representations set forth in this Section 2.6(b) are made by each of the Sellers solely to its Knowledge.

(c)                                  All accounts receivable of the Company and its Subsidiaries (i) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business, (ii) are reflected on the books and records and balance sheets of the Company and its Subsidiaries in accordance with the Accounting Principles consistently applied and (iii) are not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible, subject only to the reserve for bad debts adjusted for the passage of time through the date hereof consistent with past practice of the Company and its Subsidiaries, except as set forth in Schedule 2.6(c), which Liens shall be released upon payment of the related Indebtedness on the Closing Date.  No Person has any Lien on any accounts receivable or any part thereof, except as set forth on Schedule 2.6(c), each of which shall be released simultaneously with the Closing pursuant to the terms hereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Company or any of its Subsidiaries with respect to any accounts receivable other than in the ordinary course of business consistent with past practice.

2.7                               Absence of Undisclosed Liabilities  Except as set forth on the attached Schedule 2.7, the Company and its Subsidiaries do not have any obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) in excess of $25,000 arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) liabilities reflected on the Latest Balance Sheet, (b) liabilities and obligations which have arisen after the date of the Latest

Balance Sheet in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law or an Action), and (c) obligations under contracts and commitments described on the attached Schedule 2.13or under contracts and commitments entered into in the ordinary course of business consistent with past practice which are not required to be disclosed on Schedule 2.13(but not liabilities for any breach of any such contract or commitment).

2.8                               Guaranties; Indebtedness  Except as set forth on Schedule 2.8, none of the  Sellers, the Company or any of its Subsidiaries is a guarantor for any liability (including Indebtedness) of any other Person, each of which guarantees shall be released simultaneously with the Closing.  Except as set forth on Schedule 2.8, none of the Company or any of its Subsidiaries has any outstanding Indebtedness, all of which shall be repaid simultaneously with the Closing.

2.9                               No Material Adverse Effect  Except as set forth on Schedule 2.9, between December 31, 2011 and the date hereof, no fact, event or circumstance has occurred or arisen and is continuing on the date hereof that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 2.9, since December 31, 2011, the Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice.

2.10                        Absence of Certain Developments  Except as set forth on the attached Schedule 2.10, from December 31, 2011 to the date hereof, except as agreed with Buyer in connection with the Transaction, neither Company nor any of its Subsidiaries has:

(a)                                 entered into, amended or terminated any Material Contract, or entered into any other material transaction, except in the ordinary course of business consistent with past practice;

(b)                                 (i) acquired (by merger, consolidation, acquisition of stock or assets or otherwise) or organized any Person or (ii) acquired any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(c)                                  sold, assigned, transferred, leased or licensed any of its material tangible assets, except in the ordinary course of business consistent with past practice;

(d)                                 sold, assigned, transferred, leased, licensed or otherwise encumbered any Company Intellectual Property Right (other than by granting non-exclusive licenses of Company Intellectual Property Rights to customers pursuant to written agreements in connection with the sale of products or the provision of services in the ordinary course of business consistent with past practice);

(e)                                  disclosed any Confidential Information to any Person except on terms requiring that Person to maintain the confidentiality of, and preserving all rights of the Company and its Subsidiaries in, such Confidential Information;

(f)                                   taken or failed to take any action that could reasonably be expected to result in the loss, lapse or abandonment of any Company Intellectual Property Right or Confidential Information;

(g)                                  mortgaged or encumbered or permitted any of their assets to become subject to any Liens, other than Permitted Liens;

(h)                                 made or granted any bonus or any compensation or salary increase to any former or current employee or group of former or current employees (except in the ordinary course of business consistent with past practice), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or employment or severance agreement or adopted any new employee benefit plan or arrangement or employment or severance agreement (except in the ordinary course of business consistent with past practice);

(i)                                     suffered any material damage, destruction or other casualty loss with respect to material property owned by the Company or any of its Subsidiaries or waived any rights of material value;

(j)                                    incurred, authorized or committed to make any capital expenditure (or series of related capital expenditures) that exceeds $10,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(k)                                 accelerated the collection of accounts receivable, delayed the purchase of supplies, delayed capital expenditures, repairs or maintenance, or delayed payment of accounts payable or accrued expenses;

(l)                                     taken any action or failed to take any action that has had, or could reasonably be expected to have, the effect of accelerating to pre-Closing periods sales to customers or others that would otherwise be expected to occur after the Closing;

(m)                             (i) changed its accounting policies or cash management practices, or (ii) canceled any material debts owed to it or claims held by it;

(n)                                 (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) filed any amended Tax return, (iv) entered into any closing agreement relating to any Tax, (v) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (vi) surrendered any right to claim a Tax refund or (vii) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(o)                                 failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;

(p)                                 terminated, amended, failed to renew or preserve or failed to maintain in full force and effect any (i) material permit or (ii) registration or application for any Intellectual Property Rights, except for amendments completed in the ordinary course of business consistent with past practice; or

(q)                                 agreed, whether orally or in writing, to do any of the foregoing.

2.11                        Assets.  (a)                                      The attached Schedule 2.11 contains a complete and accurate description and list of all buildings, machinery, equipment and other tangible assets in each case having a current or attributed value of not less than $20,000 (including the right to receive services pursuant to Section 7.1) necessary to permit Buyer (without regard to the characteristics of Buyer) to operate, as of the Closing and immediately after the Closing, the Company and its Subsidiaries’ business (i) in the same manner as the business is currently being conducted by the Company and its Subsidiaries and (ii) in the same manner as the business was conducted in generating the operating results depicted in the income statement of the Financial Statements (the “Company Tangible Assets”).  In addition, the Company and each of its Subsidiaries has entered into agreements with their respective customers, each of which, to the Knowledge of The Company and its Subsidiaries, is in full force and effect on the date hereof and neither the Company nor any of its Subsidiaries has received any notice from any customer of such customer’s intention to terminate any such agreement.  The Company and its Subsidiaries have good title to, or a valid and enforceable interest in, the Company Assets, free and clear of all Liens (other than Permitted Liens). To the extent the property of any Seller, all tangible assets and intangible assets and rights (excluding rights under, or in connection with, contracts and agreements with customers) related to or used in the business of the Company and its Subsidiaries are being transferred to Buyer hereby by Sellers and their Affiliates and, assuming Buyer does not change the way in which such assets have been utilized and such rights have been taken advantage of, in each case, immediately prior to the Closing, Buyer shall be able to use all such assets, and take advantage of all such rights, in substantially the same manner immediately after the Closing as such assets are currently used, or such rights are currently taken advantage of, by Sellers and their Affiliates.  To the Knowledge of the Seller Group, each tangible asset of the Company and its Subsidiaries is free from material defects (patent and latent), has been maintained in accordance with Law and normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed by the Company and its Subsidiaries to be used.  For the avoidance of doubt, the parties acknowledge and agree the representations and warranties (including the contents of Schedule 2.11) are made as of the date hereof and are not intended to be, and are not an assurance of any post-Closing actions of customers or third party contractual counterparties.

2.12                        Real Property.  Except as set forth on Schedule 2.12, none of the Company or any of its Subsidiaries owns any real property and Schedule 2.12 sets forth all real property previously owned by any of them.  Schedule 2.12 also contains a complete list of all real property leased or subleased by the Company and its Subsidiaries (individually “Leased Real Property” and collectively, the “Leased Realty”).  The Company and its Subsidiaries have previously delivered to Buyer correct and complete copies of each of the leases for the Leased Realty (the “Realty Leases”).  With respect to each Realty Lease:  (i) the Realty Lease is a legal, valid, binding and enforceable obligation of the Company or one or more of its Subsidiaries and, to the Company’s and its Subsidiaries’ Knowledge, each of the other parties thereto and is in full force and effect; (ii) neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company and its Subsidiaries, any other party to the Realty Lease, is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (iii) the

Realty Lease has not been modified, except to the extent that such modifications are disclosed by the documents delivered to Buyer; and (iv) the Company and its Subsidiaries have not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease.

2.13                        Contracts and Commitments.

(a)                                 Except as set forth on the attached Schedule 2.13, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following, whether written or oral:

(i)                                     any pension, profit sharing, stock option, employee stock purchase or other plan or arrangement providing for deferred or other compensation (including any bonuses or other remuneration and whether in cash or otherwise) to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any union, labor organization or similar employee representative, or severance agreements, programs, policies or arrangements;

(ii)                                  any contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis;

(iii)                               any contract under which the Company or any of its Subsidiaries has advanced or loaned money to, guaranteed an amount for the benefit of or made an Investment in any other Person;

(iv)                              any agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or group of assets of the Company or any of its Subsidiaries;

(v)                                 any lease or agreement pursuant to which the Company or any of its Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $10,000;

(vi)                              any lease or agreement pursuant to which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company or any of its Subsidiaries;

(vii)                           any contract or group of related contracts, excluding any customer contract, with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $25,000 (and not otherwise disclosed pursuant to this Section 2.13);

(viii)                        any contract or agreement (A) relating to the licensing of any Intellectual Property Right by the Company or any of its Subsidiaries to a third party or by a third party to the Company  or any of its Subsidiaries (other than licenses for generally available commercial, unmodified, “off the shelf” Software used solely for the internal use of the Company and its Subsidiaries for an aggregate fee, royalty or other consideration for any such Software or group of related Software licenses of no more than $10,000), (B) for any Embedded

Software or (C) affecting the  ability of the Company or any of its Subsidiaries to use or enforce any Intellectual Property Right (including concurrent use agreements, settlement agreements and consent to use agreements);

(ix)                              any contract or agreement, excluding any customer contract, with a term of more than six months which is not terminable upon less than thirty (30) days’ notice without penalty and involves consideration in excess of $10,000 annually, except any contract or agreement related to Section 2.13(a)(vii);

(x)                                 any contract or agreement, excluding any customer contract, regarding any material indemnification provided to or by the Company or any of its Subsidiaries;

(xi)                              any contract or agreement prohibiting the Company or any of its Subsidiaries from freely engaging in any business or competing anywhere in the world, granting most favored nation pricing or exclusive rights to a counterparty or requiring it to purchase all or substantially all of its requirements for a product or service from a particular Person;

(xii)                           any material non-disclosure or confidentiality agreements (other than agreements with Buyer);

(xiii)                        any settlement, conciliation or similar agreement with any Governmental Authority or that will require the Company or any of its Subsidiaries to pay consideration after the execution date of this Agreement in excess of $10,000; or

(xiv)                       any other agreement, excluding any customer contract, which is material to their operations or business prospects.

The description of all contracts, leases, agreements and instruments identified on Schedule 2.13 identify all amendments and other modifications to such agreements.

(b)                                 Each of the contracts, leases, agreements and instruments set forth or required to be set forth on Schedule 2.13 (each, together with each contract or agreement included on Schedule 2.11, 2.12 or 2.14, and any contract or agreement with Visa, PricewaterhousCoopers or Orrick or any of their respective subsidiaries, a “Material Contract”) is valid, binding and enforceable in accordance with its terms against the Company or any of its Subsidiaries and, to the Company’s and its Subsidiaries’ Knowledge, the other parties thereto and is in full force and effect.  Except as set forth on Schedule 2.13, (i) the Company and its Subsidiaries have performed all material obligations required to be performed by them under each Material Contract and the Company and its Subsidiaries (with or without the lapse of time or the giving of notice, or both) are not in material breach or default thereunder, (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by the Company or any of its Subsidiaries under any Material Contract, (iii) no Material Contract is currently subject to or, to the Company’s and its Subsidiaries’ Knowledge, expected to be subject to cancellation or any other material modification by the other party thereto, or is subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery, and (iv) the Company and its Subsidiaries do not have Knowledge of any material breach or anticipated breach by the other parties to any Material Contract.  There are no renegotiations of, or attempts or requests to renegotiate or outstanding rights to renegotiate, any terms of any of the Material Contracts.

(c)                                  Buyer has been supplied with a true and correct copy of each of the written contracts, leases, agreements and instruments and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on Schedule 2.13, together with all amendments and an accurate description of any waivers or other changes thereto.

2.14                        Intellectual Property Rights.

(a)                                 The attached Schedule 2.14(a) contains a complete and accurate description and list of all (i) patented or registered Intellectual Property Rights (or applications therefor) owned or held by the Company or any of its Subsidiaries or filed in the name of the Company or any of its Subsidiaries (indicating for each the applicable jurisdiction, registration number (or application number) and date issued or, if not issued, date filed), and (ii) any unregistered Intellectual Property Rights that are material to the conduct of the Business of the Company or any of its Subsidiaries as presently conducted, including any such Intellectual Property Rights embodied or used in any past or current products (for any trade secrets, the description should be limited to a high-level description that will not jeopardize its trade secret status).  Except as set forth on Schedule 2.14(a), the Company and its Subsidiaries own and possesses all right, title and interest in and to all Intellectual Property Rights set forth on Schedule 2.14(a), and owns and possesses all right, title and interest in and to or has the right to use pursuant to a valid and enforceable license, all Intellectual Property Rights necessary for, and all other material Intellectual Property Rights used in, the operation of their respective businesses as presently conducted and as presently proposed to be conducted, free and clear of all Liens (collectively, the “Company Intellectual Property Rights”).  The Company and its Subsidiaries own and possesses all right, title and interest in and to all Intellectual Property Rights created or developed by the employees and independent contractors of the Company and its Subsidiaries, or otherwise under the direction or supervision of the employees or independent contractors of the Company and its Subsidiaries, relating to the businesses or to the actual or demonstratively anticipated research or development conducted by or for the Company and its Subsidiaries.  Neither Sellers nor any Affiliate of Sellers (other than the Company) owns or holds any Company Intellectual Property Rights that are embodied or used in the business or past or current products or services of the Company and its Subsidiaries.  Except as set forth on the attached Schedule 2.14(a), the loss or expiration of any Intellectual Property Right or related group of Intellectual Property Rights owned or used by the Company or any of its Subsidiaries has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, and no loss or expiration of any Intellectual Property Right is threatened, pending or, to the Knowledge of the Company or any of its Subsidiaries, reasonably foreseeable. The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect the Company Intellectual Property Rights and Confidential Information and there has been no misappropriation of or unauthorized access to any Confidential Information.  Each of the patented or registered Intellectual Property Rights set forth on Schedule 2.14(a) is subsisting and in full force and effect, and to the Knowledge of the Company and its Subsidiaries, is valid and enforceable.  All renewal and maintenance fees in respect of each item of patented or registered Intellectual Property Rights (or applications therefor) set forth on Schedule 2.14(a) have been duly paid and none of the registrations or applications are, to the

Knowledge of the Company and its Subsidiaries, subject to any challenge, opposition, nullity proceeding or interference or threats to commence the same.

(b)                                 Except as set forth on the attached Schedule 2.14(b), (i) there have been no claims made or threatened against the Company, its Subsidiaries or Sellers with respect to the validity, infringement, use, ownership or enforceability of any of the Intellectual Property Rights owned or used by the Company or any of its Subsidiaries and, to the Knowledge of the Company and its Subsidiaries, there is no basis for any such claim, (ii) the Company and its Subsidiaries have not received any notices of, and have no Knowledge of any facts that indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any Intellectual Property Rights (including any demand or request that the Company or any of its Subsidiaries license any rights from a third party or any unsolicited offer to license a patent), (iii) to the Knowledge of the Company and its Subsidiaries, the conduct of the Company’s and its Subsidiaries’ business has not infringed, misappropriated, violated or conflicted with, and the continued conduct of the Company’s and its Subsidiaries’ business will not infringe, misappropriate, violate or conflict with, any Intellectual Property Rights of other Persons, and (iv) to the Knowledge of the Company and its Subsidiaries, the Intellectual Property Rights owned by or licensed to the Company and its Subsidiaries have not been infringed, misappropriated, violated or conflicted by other Persons. The transactions contemplated by this Agreement will not have a Material Adverse Effect on the Company’s or any of its Subsidiaries’ right, title or interest in and to the Company Intellectual Property Rights and all Company Intellectual Property Rights shall be owned or available for use from a third party other than Sellers or any of their Affiliates by the Company and its Subsidiaries on terms and conditions immediately after the Closing identical to those under which they were owned or available for use immediately before the Closing, except as set forth in Schedule 2.14(a), which such Company Intellectual Property Rights shall be substantially equivalent to those immediately prior to the Closing.

(c)                                  Except as set forth in Schedule 2.14(c), all Company Intellectual Property Rights that are not owned by the Company or any of its Subsidiaries, or in the public domain, is used by the Company and its Subsidiaries pursuant to a valid license agreement, including any licenses of Open Source Software, as defined in Section 2.14(h), or other written authorization from the owner or other person with authority to grant the license (a “License Agreement”).  Set forth in Schedule 2.14(c) is a true and complete list of all License Agreements authorizing the Company and its Subsidiaries to use any Company Intellectual Property Rights (except for off the shelf software or those programs having a license value of less than $10,000 per license and are generally commercially available).

(d)                                 The Company and its Subsidiaries have used commercially reasonable efforts to exercise proper quality control over each material licensed trademark, service mark, trade dress, trade name, logo and corporate name that the Company and its Subsidiaries has licensed to any Person sufficient to protect the Company’s and its Subsidiaries’ rights to such service marks, trade dress, trade names, logos and corporate names.

(e)                                  The Company and its Subsidiaries have used commercially reasonable efforts to provide proper statutory notice in all material respects in connection with the use of each registered trademark, service mark, trade dress, trade name, logo and corporate name and each embodiment or use of each patent and patent application and has required each of their licensees to do so.

(f)                                   To the Knowledge of the Company and its Subsidiaries, all Software and Systems owned or used by or for the Company or any of its Subsidiaries (except for off the shelf software or those programs having a license value of less than $10,000 per license) (i) are free from any material defect, bug, virus or programming, design or documentation error or corruptant or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such, (ii) function, operate and run in a reasonable and efficient business manner, (iii) are sufficient for the current and currently contemplated needs of the business of the Company including as to capacity and ability to meet current peak volumes and anticipated volumes in a timely manner, and there have been no material failures, breakdowns, outages, or unavailability of any of the foregoing Software or Systems since December 31, 2010; (iv) conform in all material respects to the specifications and purposes thereof; and (v) have not been the subject of a significant number of written customer complaints regarding functionality or performance. The Company and its Subsidiaries have taken all commercially reasonable steps to safeguard the internal and external integrity of the Software and Systems owned or used by or for the Company and its Subsidiaries and the data that such Software and Systems contain (including the data of its customers).

(g)                                  The Company and its Subsidiaries have and maintain offsite data to facilitate the continuance of their businesses in the event of any unplanned interruption in service or unavailability of the Systems used by them, including interruption or unavailability caused by a force majeure event, crisis, or act of God.

(h)                                 Schedule 2.14(h) sets forth a list of all of the Company Products.  Except for Embedded Software licensed to the Company or any of its Subsidiaries pursuant to an agreement listed on Schedule 2.13(a)(x), the Company and its Subsidiaries own all Intellectual Property rights in and to the Company Products.  Except as set forth on Schedule 2.14(h), the Company Products do not contain, incorporate, embed, link with or to, or directly or indirectly call from, any Open Source Software (any Open Source Software listed on Schedule 2.14(h) is herein, collectively, “Company Open Source Software” and all licenses under which such Company Open Source Software is used are herein, collectively, the “Open Source Licenses”). Except as set forth on Schedule 2.14(h), (i) the Company and its Subsidiaries have complied in all material respects with all requirements of the Open Source Licenses, including all notice requirements of the Open Source Licenses, (ii) none of the Company Open Source Software has been modified by the Company or any of its Subsidiaries, (iii) the Company and its Subsidiaries are not required (x) to provide any source code for any Company Product (other than the Company Open Source Software) to any Person, or (y) to license any Company Product or Intellectual Property rights therein (other than the Company Open Source Software) to any Person on a royalty-free basis, and (iv) no material limitations have been imposed on the ability of the Company or any of its Subsidiaries to use or distribute the Company Products, in each case, pursuant to any of the Open Source Licenses or as a result of using any of the Company Open Source Software.

(i)                                     Except as set forth on the attached Schedule 2.14(i), the Company and its Subsidiaries have not provided access to any of its source code to a third party or deposited source code with an escrow agent.

2.15                        Litigation.  Except as set forth on the attached Schedule 2.15, there are no (and, during the three (3) years preceding the date hereof, there have not been any) Actions (i) except as set forth in clause (ii) of this Section 2.15, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or their business (or, to the Knowledge of the Company, pending or threatened against any of the officers, directors or employees of the Company or any of its Subsidiaries with respect to their activities for or on behalf of the Company and its Subsidiaries), pending or threatened by the Company or any of its Subsidiaries against any Person, at law or in equity, or before or by any Governmental Authority (including any Actions with respect to the transactions contemplated by this Agreement), or (ii) with respect to any Action brought by current or previous employees of the Company or any of its Subsidiaries, involving individually or in the aggregate, a claim or claims for more than $50,000.  To the Knowledge of the Company, the Company and its Subsidiaries are not subject to any governmental investigation or inquiry. The foregoing includes Actions pending or threatened involving the prior employment of any of the Company’s or its Subsidiaries’ employees, their use in connection with the Company’s and its Subsidiaries’ business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. The Company and its Subsidiaries are not subject to any judgment, order or decree of any Governmental Authority.

2.16                        Compliance with Laws.  Except as set forth on the attached Schedule 2.16:

(a)                                 The Company and its Subsidiaries in all respects have complied and are in compliance with all applicable Laws relating to the operation of their business and the maintenance and operation of their properties and assets, and all Laws applicable to them relating to privacy, security and security breach notification requirements applicable to their websites, their Software and Systems and the operation of their business, except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect.  No written notices have been received by the Company or any of its Subsidiaries and, to the Knowledge of the Company or any of its Subsidiaries, no claims have been filed against the Company or any of its Subsidiaries, alleging a violation of any such Laws, and, to the Company’s Knowledge, the Company and its Subsidiaries have not been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action.  The Company and its Subsidiaries have not made or authorized and, to the Knowledge of the Company and its Subsidiaries, no officer, director, employee or agent of the Company or any of its Subsidiaries has made or authorized, any bribes, kickback payments or other similar payments of cash or other consideration, including payments to customers or clients or employees of customers or clients for purposes of doing business with such Persons.

(b)                                 The Company and its Subsidiaries hold, and in all material respects are in compliance with, all permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all foreign, federal, state and local Governmental Authorities required for the conduct of their business and the ownership of their properties.  No written notices have been received by the Company or any of its Subsidiaries alleging the failure to hold or be in compliance with, any of the foregoing.  The attached Schedule 2.16(b) sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations.

(c)                                  The Company and its Subsidiaries in all material respects are in compliance with all applicable data protection, privacy and other Laws, in each case governing the collection use, storage, distribution, transfer or disclosure (whether electronically or in any other form or medium) of any personal information or data.  To the Knowledge of the Company, since December 31, 2011, there has not been any notice to, complaint against or audit, proceeding or investigation conducted or claim asserted with respect to the Company or any of its Subsidiaries, by any Person (including any Governmental Entity) regarding the collection, use, storage, distribution, transfer or disclosure of personal information, and none is pending, or to the Knowledge of the Company, threatened (and to the Knowledge of the Company there is no basis for the same).  The Company and its Subsidiaries have implemented and in all material respects are in compliance with commercially reasonable physical, technical and other measures meeting applicable industry standards to assure the integrity and security of transactions executed through their computer systems and of all confidential or proprietary data.  Except as set forth on the attached Schedule 2.16(c), since December 31, 2011, there has been no actual or, to the Knowledge of the Company, alleged material breach of security or unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any personal information, confidential or proprietary data or any other such information maintained or stored by or on behalf of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there have been no facts or circumstances that would require the Company or any of its Subsidiaries to give notice to any customers, vendors, consumers or other similarly situated Persons of any actual or perceived data security breaches pursuant to any Law or contract.

2.17                        Environmental and Safety Matters.  Except as set forth on the attached Schedule 2.17:

(a)                                 The Company and each of its Subsidiaries in all material respects have complied during the three (3) years prior to the date hereof, and is in compliance with, all Environmental and Safety Requirements with regard to its operations and all owned Real Property and Leased Real Property.

(b)                                 Without limiting the generality of the foregoing, the Company and its Subsidiaries hold and are in material compliance with, all permits, licenses and other authorizations that they are required to hold pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of their business.

(c)                                  The Company and its Subsidiaries have not received any written notice from any Governmental Authority or other Person regarding any actual or alleged violation of Environmental and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Company, its Subsidiaries, its business or its past or current facilities arising under Environmental and Safety Requirements.

(d)                                 The Company and its Subsidiaries have not arranged for the transportation or disposal of Hazardous Materials from their business or generated, treated, stored or disposed of Hazardous Materials at any of their past or current facilities or any other location except in material compliance with Environmental and Safety Requirements and in a manner that would not reasonably be expected to give rise to material liability under Environmental and Safety Requirement.

(e)                                  The Company and its Subsidiaries have not assumed or agreed to indemnify any liabilities of any other Person arising under Environmental and Safety Requirements.

2.18                        Employees.  The attached Schedule 2.18 correctly sets forth the name, title, start date, annual salary or hourly wage (as applicable), and accrued but unused vacation and sick time of all regular employees of the Company and its Subsidiaries as of July 15, 2015, and for each such employee who is absent from active employment as of July 15, 2015 (including as a result of leave of absence or disability) the nature of such leave and anticipated date of return to active employment.  Except as set forth on the attached Schedule 2.18, (a) the Company has no Knowledge that any executive or key employee of the Company or any of its Subsidiaries or any group of employees of the Company or any of its Subsidiaries have any plans to terminate employment with the Company or any of its Subsidiaries; (b) the Company and its Subsidiaries in all material respects have complied and are in compliance with all Laws relating to labor, employment, and personnel (including provisions thereof relating to wages, hours, classification, equal opportunity, collective bargaining, affirmative action, workplace safety, immigration and the withholding and payment of social security and other Taxes), none of the employees of the Company or any of its Subsidiaries are represented by a labor union, and, to the Knowledge of the Company, the Company and its Subsidiaries do not have any labor relations problems; (c) to the Knowledge of the Company, no union organizing activities are underway, threatened, or have occurred within the past three (3) years; (d) there is no strike, slowdown, work stoppage, lockout or other material labor dispute or disruption or unfair labor practice charge involving or affecting the Company or any of its Subsidiaries underway or, to the Knowledge of the Company, threatened, and no such dispute, charge or disruption has occurred within the past three (3) years; and (e) to the Knowledge of the Company, no executive or key employee of the Company or any of its Subsidiaries are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreement relating to or in conflict with the present business activities of the Company and its Subsidiaries except for agreements between the Company and such employee.  Schedule 2.18 sets forth the bonuses paid to the officers and employees of the Company and its Subsidiaries in respect of the fiscal year ended December 31, 2014, and the maximum bonus or other incentive-based amount which may be earned by such officers and employees in respect of the fiscal year ending December 31, 2015.

2.19                        Employee Benefit Plans.

(a)                                 The attached Schedule 2.19 sets forth a complete and correct list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), each employment, retention, change of control, termination, severance, separation, consulting, independent contractor, bonus, incentive, equity or equity-based, deferred compensation and each other benefit or compensation plan, program, policy, agreement or arrangement  maintained, sponsored, or contributed (or required to be contributed) to by the Company or any of its Subsidiaries, or with respect to which the Company and its Subsidiaries has any current or contingent liability or  obligation (each such item listed is referred to herein as a “Plan”).

(b)                                 Except as set forth in the attached Schedule 2.19, the Company and its Subsidiaries do not have any obligation under any Plan or otherwise to provide post-employment or post-service medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees or to any other Person (except for limited continued medical benefit coverage required to be provided under COBRA for which the covered individual pays the full cost of coverage).  The Company and its Subsidiaries in all material respects have complied and are in compliance with the requirements of COBRA.

(c)                                  The Company and its Subsidiaries do not maintain, sponsor, contribute (or is required to contribute) to, or have any current or contingent liability or obligation under or with respect to, any: (i) “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) multiple employer plan as described in Section 413(c) of the Code.  The Company and its Subsidiaries do not have any current or contingent liability or obligation on account of at any time being considered a single employer with any other Person under Section 414 of the Code.

(d)                                 With respect to the Plans, all payments, premiums, contributions, reimbursements or accruals with respect to all employees of the Company and its Subsidiaries for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Latest Balance Sheet.  None of the Plans has any unfunded liabilities with respect to all employees of the Company or any of its Subsidiaries which are not reflected on the Latest Balance Sheet.

(e)                                  All Plans (as listed on Schedule 2.19) and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code, and the requirements of other applicable contracts or Laws in all material respects.  There has been no “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) involving the Company or any of its Subsidiaries or any of their employees with respect to any Plan (as listed on Schedule 2.19).  There are no Actions (other than routine claims for benefits) pending or threatened with respect to any Plan, nor is there any basis for any such Action.

(f)                                   Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company is a party (each, a “409A Plan”) complies in form with and has been maintained and operated in good faith compliance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such 409A Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. The Company and its Subsidiaries do not have any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.

(g)                                  Each Plan (as listed on Schedule 2.19) that is intended to be qualified under Section 401(a) of the Code is so qualified, has received a current favorable determination letter from the Internal Revenue Service, and there are no circumstances that could adversely affect the qualified status of any such Plan (as listed on Schedule 2.19).

(h)                                 Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, will entitle any current or former employee, officer, director or contractor of the Company or any of its Subsidiaries to any payment, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any current or former employee, officer, director or contractor of the Company or any of its Subsidiaries.

2.20                        Insurance.  The attached Schedule 2.20 contains a true and complete list of all insurance policies to which the Company or any of its Subsidiaries are a party or which provide coverage to or for the benefit of or with respect to the Company or any of its Subsidiaries or to which Sellers or the Company is a party which provide coverage to or for any director or employee of the Company and its Subsidiaries in his or her capacity as such (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage.  Sellers have delivered to Buyer true and complete copies of all such Insurance Policies.  The attached Schedule 2.20 also describes any self-insurance or co-insurance arrangements by or affecting the Company or any of its Subsidiaries, including any reserves established thereunder.  Each Insurance Policy is in full force and effect.  The Company and its Subsidiaries are current in all premiums or other payments due under the Insurance Policies and has otherwise complied in all material respects with all of their obligations under each Insurance Policy.  The Company and its Subsidiaries have given timely notice to the insurer of all material claims that may be insured thereby.

2.21                        Tax Matters.  Except as set forth on the attached Schedule 2.21:

(a)                                 The Company and its Subsidiaries have duly and timely filed, or caused to be duly and timely filed, all income and all other material Tax Returns required to be filed by them (taking into account any applicable extension of time within which to file).  Each such Tax Return has been prepared in compliance with all applicable Laws and all such Tax Returns are true, correct and complete in all material respects.  All material Taxes due and payable by the Company and its Subsidiaries have been timely paid in full.

(b)                                 The Company and its Subsidiaries have deducted, withheld and timely paid to the appropriate Governmental Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and the Company and its Subsidiaries have timely and accurately complied with all reporting and record keeping requirements related thereto, including filing of Forms W-2 and 1099s (or other applicable forms).

(c)                                  There are no Liens for Taxes (other than Permitted Liens) upon any of the Company Shares or the assets of the Company or any of its Subsidiaries. To the Knowledge of the Company, no Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Company Shares or assets of the Company or any of its Subsidiaries.

(d)                                 The Company and its Subsidiaries have not waived any statute of limitations with respect to the payment, collection or assessment of any amount of Taxes, agreed in writing to any extension of time for filing any Tax Return that has not been filed, or consented to extend the period in which any Tax may be assessed or collected by any Tax authority and no such request to waive or extend is outstanding.

(e)                                  No deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any taxing authority against the Company or any of its Subsidiaries.

(f)                                   There is no Tax claim, examination, dispute, investigation, action, suit, taxing authority proceeding or audit now in progress, and the Company and its Subsidiaries have not received any written notices that any Tax claim, examination, dispute, investigation, action, suit, proceeding or audit is pending.

(g)                                  The Company and its Subsidiaries have not received written notice of any claim having ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries are or may be subject to taxation by that jurisdiction.

(h)                                 To the Knowledge of the Company, the Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any corresponding or similar provision of income Tax Law) or (vi) any gain recognition agreement to which the Company or any of its Subsidiaries is a party under Code Section 367.

(i)                                     The Company and its Subsidiaries are not a party to or bound by any Tax allocation or tax sharing agreement.

(j)                                    The Company and its Subsidiaries are not a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) of the Code.

(k)                                 The Company and its Subsidiaries, each of which will be wholly owned at Closing (except with respect to EvD Philippines, which will be at least 99% owned by the Company) are not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Laws).

(l)                                     Schedule 2.21(l) lists all the states with respect to which the Company and its Subsidiaries are required to file any corporate, income or franchise Tax Returns.

(m)                             The Company and its Subsidiaries are not partners or members of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.

(n)                                 The Company and its Subsidiaries are not and have not been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code.

(o)                                 To the Company’s Knowledge, the Company and its Subsidiaries have correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company or any of its Subsidiaries.

(p)                                 The Company and its Subsidiaries are not subject to Tax in any jurisdiction outside the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

(q)                                 The Company and its Subsidiaries have not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(r)                                    The Company and its Subsidiaries have properly collected and, to the extent required by applicable law or regulation, remitted, when and to the extent due, sales and similar taxes, including, but not limited to, any self-assessed use taxes, with respect to sales made to their customers and on all taxable purchases or have properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar taxes that qualify such sales as exempt from sales and similar taxes.

2.22                        Brokerage and Transaction Bonuses.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Sellers or the Company or any of its Subsidiaries.  Except as set forth on the attached Schedule 2.22, there are no special bonuses, severance or other similar compensation (discretionary or otherwise) payable by the Company or any of its Subsidiaries to any employee of the Company or any of its Subsidiaries in connection with or arising out of the transactions contemplated hereby.

2.23                        Affiliate Transactions.  Except as set forth on the attached Schedule 2.23, (i) no officer, director, stockholder, employee, or Affiliate of the Company and its Subsidiaries or, to the Knowledge of the Company, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interests (other than holdings of a less than 2% interest in a publicly traded company), is a party to any agreement, contract, commitment or transaction with the Company or any of its Subsidiaries or, to the Company’s Knowledge, any of material customers, suppliers or vendors of the Company and its Subsidiaries, or has any interest in any assets or property used by the Company or any of its Subsidiaries (other than Company Intellectual Property Rights), and (ii) no officer, director, stockholder, employee, or Affiliate of the Company or any of its

Subsidiaries, or any individual related by blood, marriage or adoption to any such individual or entity in which any such Person or individual owns any beneficial interests, owns any interest in any Company Intellectual Property Rights.     Except as set forth on the attached Schedule 2.23, none of the assets, tangible or intangible, that are used by the Company and its Subsidiaries are owned by Sellers or their Affiliates (other than the Company).

2.24                        Customers and Vendors.  Schedule 2.24 attached hereto sets forth (a) a list of the top customers of the Company representing 70% of the Company’s gross revenue and (b) a list of the Company’s top ten (10) vendors (on a consolidated basis) (by aggregate cost of products and/or services purchased from such vendors), for the fiscal years ended December 31, 2013 and December 31, 2014 and for the three (3)-month period ended March 31, 2015.  The Company or any of its Subsidiaries have not received any oral or written notice from any customer listed on Schedule 2.24 to the effect that, and the Company does not have any Knowledge that, any such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying products and/or services from the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise) in any material respect.  The Company and its Subsidiaries have not received any oral or written notice from any vendor listed on Schedule 2.24 to the effect that, and the Company does not have any Knowledge that, such vendor will materially stop, decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise) in any material respect.

2.25                        Bank Accounts; Names and Locations.  Schedule 2.25 attached hereto lists all of the bank accounts of the Company and its Subsidiaries and designates all authorized signatories for each account.  Except as set forth on the attached Schedule 2.25, neither Sellers nor any of their Affiliates (other than the Company) utilizes such Company or Subsidiary bank accounts. Except as set forth on the attached Schedule 2.25, during the three (3)-year period prior to the execution and delivery of this Agreement, neither the Company and its Subsidiaries nor any of their predecessors have used any other name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business.  All of the cash and cash equivalents of the Company and its Subsidiaries are located at the locations set forth on Schedule 2.25.

2.26                        Closing Date.  The representations and warranties contained in this ARTICLE II are true and correct on the date of this Agreement and shall be true and correct on the Closing Date, as if made on such date, (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING SELLERS

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Seller severally, and not jointly,  hereby represents and warrants to Buyer as follows:

3.1                               Authorization.  Seller possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.  To the extent applicable, Seller’s execution, delivery and performance of this Agreement and all other agreements and instruments contemplated hereby to which Seller is a party have been duly authorized by Seller.  This Agreement and all other agreements or instruments contemplated hereby to which Seller is a party or by which Seller is bound, when executed and delivered by Seller in accordance with the terms hereof, shall each constitute a valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.  The assignments, endorsements, stock powers and other instruments of transfer delivered by Seller to Buyer at the Closing, upon payment therefor in accordance with this Agreement, will be sufficient to transfer Seller’s entire interest, legal and beneficial, in the Company Shares owned by Seller.  Seller has full power and authority to convey good title to all of the Company Shares owned by Seller.

3.2                               Title to Company Shares.  Seller owns of record and beneficially all of the Company Shares sold by it hereunder, and Seller has good and marketable title to such Company Shares, free and clear of all Liens.  Seller is not a party to (a) any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any Capital Stock of the Company or (b) any voting trust, proxy, or other agreement or understanding with respect to the voting of any Capital Stock of the Company.  At the Closing, Seller shall sell, transfer and convey the Company Shares sold by it to Buyer free and clear of all Liens.

3.3                               Governmental Approvals and Other Consents.  No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.

3.4                               Noncontravention.  The execution and delivery by Seller of this Agreement and all of the other agreements and instruments contemplated hereby to which Seller is a party and the fulfillment of and compliance with the respective terms hereof and thereof by Seller do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon the Company Shares sold by it pursuant to, (d) result in a violation of, or (d) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any Governmental Authority pursuant to (i) Seller’s charter documents, bylaws or other constituent documents or (ii) any Law to which Seller is subject.

3.5                               Litigation.  There are no Actions pending or, to Seller’s Knowledge, threatened against or affecting Seller at law or in equity that would adversely affect Seller’s due and valid execution and delivery of this Agreement or Seller’s performance of its obligations hereunder.

3.6                               Closing Date.  The representations and warranties contained in this ARTICLE III are true and correct as of the date hereof (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

As an inducement to Sellers and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Sellers and the Company as follows:

4.1                               Organization.  Buyer is a corporation validly existing and in good standing under the laws of Japan.  Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder.

4.2                               Authorization.  The execution, delivery and performance by Buyer of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby have been duly and validly authorized by Buyer, and no other act or proceeding on the part of Buyer, its board of directors or equity holders is necessary to authorize the execution, delivery or performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby.  This Agreement and all other agreements or instruments contemplated hereby to which Buyer is a party or by which Buyer is bound, when executed and delivered by Buyer in accordance with the terms hereof, shall each constitute a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (b) general principles of equity.

4.3                               Governmental Approvals and Other Consents.  Except as set forth on Schedule 4.3 attached hereto, no permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

4.4                               Litigation. There are no Actions pending or, to Buyer’s knowledge, threatened against or affecting Buyer, at law or in equity, which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.5                               No Other Representations.  Without limiting any claims alleging or based on fraud, Buyer acknowledges and represents that Sellers have not made and are not making, and that Buyer is not relying on, any representations or warranties regarding Sellers, Sellers’ business, the Company, the Company’s business or their respective assets or the subject matter of this Agreement, express or implied, except for the express representations and warranties set forth in ARTICLE II and ARTICLE III of this Agreement.

4.6                               Closing Date.  The representations and warranties contained in this ARTICLE IV are true and correct as of the date hereof (except in each case with respect to any representations or warranties made as of a specific date, in which case such representations and warranties shall be true and correct as of such date).

ARTICLE V

ADDITIONAL CLOSING DELIVERIES

5.1                               Closing Deliveries by Sellers.   In addition to the deliveries to be made by Sellers pursuant to Section 1.3(a)(b), Sellers shall deliver, or shall cause to be delivered, the following to Buyer at Closing:

(a)                                 employment agreements for each of the parties named in Schedule 5.1(a) in the form attached hereto as Exhibit B, duly executed by the employees;

(b)                                 a final draft of the employment offer letter for all employees of the Company and its Subsidiaries named in Schedule 2.18 and not included in Section 5.1(a), to be executed by such employees after the Closing;

(c)                                  all third-party consents and approvals on the attached Schedule 2.3;

(d)                                 an affidavit, in the form attached hereto as Exhibit C, dated as of the Closing Date, under penalties of perjury, stating that the Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;

(e)                                  certified copies of the resolutions of Sellers’ and the Company’s boards of directors, or boards of managers, as applicable, authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which each is a party and the consummation of the transactions contemplated hereby and thereby, including certified resolutions authorizing the termination of the 401(k) Plans from the Company and Evolve New York;

(f)                                   the resignations, effective as of the Closing, of each director and officer of the Company listed on Schedule 5.1(f);

(g)                                  good standing certificates for the Company and each of its Subsidiaries from their respective jurisdictions of organization and each jurisdiction in which the Company and each of its Subsidiaries are qualified to do business as a foreign entity (as applicable), in each case dated not more than ten (10) days prior to the Closing Date;

(h)                                 evidence of full payment of all annual licensing fees due by June 1, 2015 under the kCura Licensing Agreement;

(i)                                     evidence of release of all Liens (other than any Permitted Liens) related to the assets and properties of the Company on terms and conditions reasonably satisfactory to Buyer;

(j)                                    evidence of the assignment to the Company of each of the trademarks set forth on Annex B hereto;

(k)                                 a certificate of the Company certifying as to the Company’s articles of incorporation and bylaws (or similar governing documents) in effect on the Closing Date;

(l)                                     a shareholder letter in the form attached hereto as Exhibit D from each Person identified on Schedule 5.1(l); and

(m)                             a letter regarding the parties’ understanding concerning certain employment related matters in the form attached hereto as Exhibit E.

Unless otherwise specifically provided herein, all actions to be taken by Sellers and the Company in connection with the consummation of the transactions contemplated hereby, and all agreements, certificates, opinions, instruments and other documents required to be delivered by Sellers and/or the Company to effect the transactions contemplated hereby, shall be reasonably satisfactory in form and substance to Buyer.  Any required delivery specified in this Section 5.1 may be waived by Buyer if such waiver is set forth in a writing duly executed and delivered to Sellers by Buyer.

5.2                               Closing Deliveries by Buyer.  In addition to the deliveries to be made by Buyer pursuant to Section 1.3(a)(b), Buyer shall deliver the following to Sellers at closing:

(a)                                 certified copies of the resolutions of Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement;

(b)                                 certified copies of the resolutions of Buyer as sole shareholder appointing the new directors and officers of the Company;

(c)                                  duly executed signature pages of the Buyer for the employment agreements pursuant to Section 5.1(a);

(d)                                 duly executed signature pages of the Buyer for the employment offer letters pursuant to Section 5.1(b);

(e)                                  Buyer’s Promissory Note in the form attached as Exhibit G; and

(f)                                   the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby to Sellers at Closing.

ARTICLE VI

INDEMNIFICATION

6.1          Survival of Representations and Warranties.

(a)           Generally.  The representations and warranties in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing and terminate on the date that is one (1) year after the Closing Date (the “Final Release Date”), except as follows:

(i)            the representations and warranties in Section 2.19 (Employee Benefit Plans) and Section 2.21 (Tax Matters) shall terminate sixty (60) days after the date upon which the applicable statute of limitations with respect to the liabilities in question expire (after giving effect to any extensions or waivers thereof); and

(ii)           the representations and warranties in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.5 (Capital Stock and Related Matters; Title to Company Shares), Section 2.8 (Guaranties; Indebtedness), Section 3.1 (Authorization), and Section 3.2 (Title to Company Shares) shall survive indefinitely.

Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under Section 6.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 6.1 if: (i) written notice of the inaccuracy or breach thereof giving rise to such right or potential right of indemnity, setting forth the facts of the matter in sufficient detail to clearly define the claim for indemnity, shall have been given to the party against whom such indemnity may be sought prior to the applicable limitation date (regardless of when the Losses in respect thereof may actually be incurred), and (ii) the claim for indemnity is pursued in a timely fashion, then such representation or warranty shall survive until the claim for indemnity with respect to such breach is finally resolved.  For the avoidance of doubt, other than survival limitations for breaches of representations and warranties as set forth in this Section 6.1, there shall be no time limitation for bringing any other claim for indemnification pursuant to this ARTICLE VI.

(b)           Special Rule for Fraud.  Notwithstanding anything in this Section 6.1 to the contrary, in the event of any breach of a representation or warranty by a party hereto that constitutes actual fraud, the representation or warranty shall survive consummation of the transactions contemplated in this Agreement and continue in full force and effect without any time limitation.

6.2          Indemnification Obligations and Procedures.

(a)           Indemnification Obligations of Sellers.  From and after the Closing, subject to the limitations set forth herein, Sellers shall indemnify the Buyer Indemnified Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Buyer Indemnified Parties for any Losses as and when incurred which any such Buyer Indemnified Party may suffer as a result of:

(i)            any breach of any representation or warranty concerning the Company set forth in ARTICLE II;

(ii)           any breach of any representation or warranty concerning a Seller set forth in ARTICLE III;

(iii)          any breach of any covenant or agreement of Sellers set forth in this Agreement; or

(iv)          the use or transfer of any assets of the Company (including Cash), to the extent such assets are sold, liquidated, disposed of or otherwise used to make payment or discharge any Indebtedness of the Company, pay any dividends to equity holders of the Company or repurchase any equity securities of the Company or any of its Subsidiaries, except as set forth on Schedule 6.2(a), in each case following the Calculation Time and at or prior to the Closing.

(b)           Indemnification Obligations of Buyer.  From and after the Closing, subject to the limitations set forth herein, Buyer shall indemnify Sellers, their employees, agents, partners, representatives, successors and permitted assigns, and David Wilner (“Seller Indemnified Parties”) and hold them harmless against any Losses any such Seller Indemnified Party may suffer as a result of:

(i)            any breach of any representation or warranty concerning Buyer set forth in ARTICLE IV or in any certificate delivered by Buyer pursuant to this Agreement;

(ii)           any breach of any covenant or agreement of the Company (to the extent such covenant or agreement is to be performed after the Closing) or Buyer set forth in this Agreement; or

(iii)          the payment of, or any claim related to, liability under any personal guaranty of a Seller Indemnified Party or one of its equity holders entered into to secure the obligations of the Company in the ordinary course of business.

(c)           Limitations on Sellers’ Indemnification Obligations.  Notwithstanding Section 6.2(a)(i) hereof, Sellers shall not be required to indemnify the Buyer Indemnified Parties in respect of any Loss subject to indemnification under Section 6.2(a)(i): (x) unless and until the aggregate of all Losses subject to indemnification under Section 6.2(a)(i) exceeds $50,000 (the “Deductible”), in which case Sellers shall be required to indemnify the Buyer Indemnified Parties only for such Losses in excess of the Deductible; and (y) from and after the time that Sellers have made indemnification payments under Section 6.2(a)(i) (other than payments thereunder to which the Cap does not apply in accordance with the last sentence of this Section 6.2(c)) that in the aggregate are equal to or in excess of $ONE MILLION ($1,000,000) (the “Cap”).  Notwithstanding anything herein to the contrary, the Deductible and the Cap shall not apply to Losses to the extent such Losses arise from or relate to fraud, intentional misrepresentation or a breach of a Fundamental Representation, and, for the avoidance of doubt, shall not apply in any claim for indemnification pursuant to, Section 6.2(a)(iii), Section 6.2(a)(iv) or Section 7.2.  The liability of each Seller under Section 6.2 shall be limited to an amount equal to the aggregate gross consideration before expenses to such Seller from the sale of its Company Shares hereunder.

(d)           Manner of Payment; Escrow.  Any indemnification of the Buyer Indemnified Parties or the Seller Indemnified Parties pursuant to this Section 6.2 shall be effected by wire transfer of immediately available funds from the Sellers’ Representative or Buyer, as the case may be, to an account designated in writing by the applicable Buyer Indemnified Party or Seller Indemnified Party, as the case may be, within fifteen (15) days after a determination thereof that is binding on the Indemnitor; provided, however, that (i) any indemnification owed by Sellers to the Buyer Indemnified Parties first shall be paid from the Escrow Funds in the Escrow Account (in which case Andatha and Buyer shall deliver any instruction or other documentation required by the Escrow Agent to permit such payment to Buyer (or its designees)), and then, if the Escrow Funds are insufficient to satisfy such indemnification obligation in full, Sellers’ Representative shall pay Buyer, in immediately available funds, the unsatisfied portion of any such payment obligation, and (ii) any indemnification owed by Sellers to the Buyer Indemnified Parties or by Buyer to the Seller Indemnified Parties, as the case may be, may, at the Indemnitee’s election, be satisfied by set-off against any amounts due or payable by such Indemnitee to the Indemnitor including without limitation, any amount payable to such Indemnitor, excluding any amount payable under the Promissory Note.  On or around the date that is nine months after the Closing Date (the “Initial Release Date”), Buyer and Andatha shall jointly instruct the Escrow Agent to disburse to Sellers the amount, if any, by which the Escrow Funds, less a reasonable reserve amount (to be determined jointly by Buyer and Andatha in good faith) in respect of any claims submitted by any Buyer Indemnified Parties prior to the Initial Release Date in accordance with this ARTICLE VI that remain pending as of such date (including claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of such date, such as (by way of example) claims for which a Direct Claim Notice has been delivered but for which the thirty (30) day objection period has not expired), exceed $200,000.  On the date that is one year after the Closing Date (the “Final Release Date”), Buyer and Andatha shall jointly instruct the Escrow Agent to disburse to Sellers the balance of the Escrow Funds, less a reasonable reserve amount (to be determined jointly by Buyer and Andatha in good faith) in respect of any claims submitted by any Buyer Indemnified Parties prior to the Final Release Date in accordance with this ARTICLE VI that remain pending as of such date (including claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of such date, such as (by way of example) claims for which a Direct Claim Notice has been delivered but for which the thirty (30) day objection period has not expired).

(e)           Third Party Claims.  Any Person making a claim for indemnification under this Section 6.2 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) (each a “Third Party Claim”), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof.  Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that, prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnitee in writing that such Indemnitor shall be fully responsible pursuant and subject to the terms of this ARTICLE VI for all liabilities and obligations relating to such claim for indemnification and that (subject to the dollar limitations otherwise set forth herein) such Indemnitor shall provide full indemnification (to the extent required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i)            the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor);

(ii)           the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and, assuming such claim for indemnification is valid and the indemnification rights set forth in this Section 6.2 apply, shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would have a material adverse effect on the Indemnitee’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; (D) the Indemnitee has been advised by legal counsel that there are one or more legal or equitable defenses available to the Indemnitee that are different from or in addition to those available to the Indemnitor and the Indemnitee is advised by legal counsel that legal counsel for the Indemnitor could not adequately represent the Indemnitee’s interests because they conflict with those of the Indemnitor; (E) upon petition by the Indemnitee a court of competent jurisdiction rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (F) the claim asserts Losses that expressly exceed the maximum amount that such Indemnitee could then be entitled to recover under the applicable provisions of Section 6.2;

(iii)          if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice; and

(iv)          if the Indemnitor is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section 6.2(e), the Indemnitee shall control such defense without waiving any right that the Indemnitee may have against the Indemnitor for indemnification pursuant to this Section 6.2(e).

For the avoidance of doubt, this Section 6.2(e) shall not apply to any Tax Matter, which shall be governed exclusively by Section 7.2 herein.

(f)            Direct Claims.  Any claim by an Indemnitee on account of Losses which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnitor reasonably prompt written notice thereof (such notice, a “Direct Claim Notice”).  A Direct Claim Notice will describe the Direct Claim in reasonable detail, will include copies of all available written evidence thereof and will indicate the estimated amount of Losses (if estimable) that have been or may be sustained by the Indemnitee.  The Indemnitor will have a period of thirty (30) days within which to respond in writing to such Direct Claim.  If the Indemnitor does not so respond within such thirty (30) day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.  If an objection is timely interposed by the Indemnitor (such objection, a “Dispute Notice”), then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of thirty (30) days from the date the Indemnitee receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the “Negotiation Period”).  If the Direct Claim that is the subject of the Direct Claim Notice has not been resolved prior to the expiration of the Negotiation Period, the Indemnitor and the Indemnitee may submit the dispute for resolution to a court of competent jurisdiction in accordance with Sections 9.14(b) and Section 9.14(c) hereof and each will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

(g)           Notice of Claims.  A failure to give timely notice or to include any specified information in any notice as provided in this Section 6.2 will not affect the rights or obligations of any party hereunder, except to the extent that, as a result of such failure, any party which was entitled to receive such notice was materially prejudiced as a result of such failure.

(h)           Recoveries.  The amount of any Loss suffered by an Indemnitee under this Agreement will be reduced by the amount, if any, of (i) the cash recovery (net of reasonable out of pocket expenses incurred in obtaining such recovery and the amount of any retrospective or other current increase in the insurance premiums to the extent attributable to the payment of such cash recovery or the existence of such Losses) that the Indemnitee has actually received with respect thereto under any insurance policies or from a third party and (ii) the Tax Benefit, if any, attributable to such Loss as further set forth in Section 7.2(e). In addition, the amount indemnifiable hereunder on account of a Loss shall be reduced by the amount of any liabilities recorded expressly and specifically with respect thereto in the calculation of the Closing Net Working Capital and/or the Closing Indebtedness to the extent that the effect thereof was to reduce dollar-for-dollar the amount of the Closing Cash Consideration as compared to what it would have been absent such recorded liability (with the intent of this provision to merely be to avoid “double counting”).  If an Indemnitee receives an amount under insurance coverage or from a third party with respect to Losses that have been satisfied by a release of any of the Escrow Funds or other payment from any Indemnitor, then such Indemnitee shall promptly (x) deposit such amount (up to the amount of the Escrow Funds released or such other payment for such purpose and, in the case of insurance proceeds, net of any deductibles paid or any retrospective or other current increase in premiums) into the Escrow Account and such amount shall be part of the Escrow Funds thereafter or (y) at any time following the release of the full amount of the Escrow Amount pursuant to the Escrow Agreement, reimburse such Indemnitor for such amount (up to the amount of the Escrow Funds released or such other payment for such purpose and, in the case of insurance proceeds, net of any deductibles paid or any retrospective or other current increase in premiums).

(i)            Purchase Price Adjustment Treatment.  To the extent permitted by applicable Law, all indemnification payments made pursuant to this ARTICLE VI shall be treated as adjustments to the Closing Cash Consideration.

(j)            Effect of Investigation.  An Indemnitee’s right to indemnification or other remedies based upon the representations, warranties, covenants and agreements of the Indemnitor shall not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) by the Indemnitee or its officers, directors, employees, equity holders, agents or representatives or any waiver by the Indemnitee of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement.  Such representations, warranties, covenants and agreements shall not be affected or deemed waived by reason of the fact that the Indemnitee should reasonably have known that any representation or warranty was inaccurate or that the Indemnitor failed to comply with any covenant or agreement.  Any investigation by an Indemnitee or its officers, directors, employees, equity holders, agents or representatives shall be for such Indemnitee’s own protection only and shall not affect or impair any right or remedy hereunder.

(k)           Exclusive Remedy.  Except as otherwise provided in Section 9.2, from and after the Closing, the remedies provided by this ARTICLE VI, subject to the limitations set forth herein, shall be the sole and exclusive remedies of the Buyer Indemnified Parties and the Seller Indemnified Parties for the recovery of monetary Losses resulting from, relating to or arising out of this Agreement (except as set forth in Sections 1.4 and 1.5, ARTICLE VII and ARTICLE IX and in the case of claims for fraud or intentional misrepresentation, or claims under the other documents entered into in connection with the transactions contemplated hereby) and the parties hereto hereby waive, and release one another from, all other remedies, whether common law or statutory or at equity.

ARTICLE VII

POST-CLOSING AND OTHER COVENANTS

7.1          General.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under ARTICLE VI).  Notwithstanding the foregoing, in the event that after the Closing Sellers or any of their Affiliates have retained ownership of or license rights to a tangible or intangible asset or other right (or registration or application therefor) that is primarily related to the Company’s business, for no additional consideration to Sellers or cost and expense to Buyer or the Company, Sellers shall, and shall cause their Affiliates to, assign such asset(s) or right(s) (and related registrations and applications therefor), as applicable, to the Company (or its designee) and the parties hereto shall execute all other documents and instruments (including, if reasonably requested by Sellers, a license or other similar agreement that will provide Sellers with all rights and benefits of such asset(s) or right(s) it enjoyed with respect to Sellers’ business (other than the Company’s business) prior to such assignment to the Company (or its designees)), and take all other lawful actions reasonably requested, in order to assign and transfer such asset(s) or right(s), as applicable, to the Company (or its designee). Sellers acknowledge and agree that, from and after the Closing, Buyer and the Company will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company.

7.2          Tax Matters.  The following provisions shall govern the allocation of responsibility as between Buyer, the Company and Sellers for certain tax matters following the Closing Date:

(a)           For the tax year ended December 31, 2014 or prior tax periods, Sellers shall indemnify the Buyer Indemnified Parties and hold each of them harmless from and against (i) all Taxes (or the non payment thereof) that were or are due and payable or otherwise required to be paid on or prior to Closing, including penalties and interest thereof, arising from all tax jurisdictions, (ii) any and all Taxes of any member of an Affiliated Group of which the Company is or was a member that were or are due and payable on or prior to the Closing Date, and (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing. Sellers shall reimburse the Buyer Indemnified Parties for any Taxes which are the responsibility of Sellers pursuant to this Section 7.2(a) within five (5) days after receiving notice from Buyer that payment of such Taxes has either been made or will be made by Buyer or the Company; provided, however, that Sellers shall not be liable for, and shall not indemnify any Buyer Indemnified Party for any Taxes to the extent that such Taxes were included in the amount set forth in clause (xii) of the definition of Indebtedness as finally determined hereunder and after applying any reductions to such amount pursuant to Section 7.2. With respect to income tax liability of the Company accrued for the current tax year ending December 31, 2015, Sellers shall indemnify the Buyer Indemnified Parties for one-third of the accrued income tax liability for the period beginning on January 1, 2015 and ending on July 31, 2015, as calculated and agreed by both parties.  Buyer and the Buyer Indemnified Parties shall have liability for two-thirds of the accrued income tax liability for the period beginning on January 1, 2015 and ending on July 31, 2015.  Buyer and the Buyer Indemnified Parties shall have sole liability for all liability of the Company for Taxes accrued during the period beginning the day immediately following the Closing Date.

(b)           All amounts, adjustments or indemnification payments paid by Sellers or Buyer pursuant to this Section 7.2 shall, to the extent permitted by applicable Law, be treated as adjustments to the purchase price for all Tax purposes.

(c)           All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(d)           All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest), incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne by the Buyer or the Company, and Buyer shall, or shall cause the Company to, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and fees, and, if required by applicable Law, the other parties shall join in the execution of any such Tax Returns and other documentation.

(e)           If Sellers make any indemnity payments under Section 6.2(a) or Sellers make any indemnity payment under Section 7.2, and the event giving rise to such payment results in Buyer, the Company or any of their Affiliates realizing a U.S. federal, state, local or foreign Tax Benefit prior to the end of the third taxable year ending after such event, then (i) any indemnity amount to be paid under Section 6.2(a) or Section 7.2 shall be reduced by such Tax Benefit realized prior to the indemnity payment, and (ii) to the extent such Tax Benefit is realized after Sellers pay the relevant Buyer Indemnified Party such indemnity payment under Section 6.2(a) or Section 7.2, Buyer shall pay Sellers the amount of such Tax Benefit.  Buyer shall also pay to Sellers the amount of any Tax Benefit realized by the Company for periods subsequent to the Closing which Tax Benefit accrued for the taxable year ended December 31, 2014 or prior taxable years and which is carried over to taxable years ending after the Closing. The Sellers shall pay to the Buyer the amount of any Tax Liability, penalty and related interest assessed by any federal, state or foreign tax jurisdiction, to the Company for periods subsequent to the Closing which Tax Liability is assessed for the taxable year ended December 31, 2014 and any prior taxable years. For purposes hereof, a “Tax Benefit” shall be treated as realized at such time or times as and to the extent that the Indemnified Party realizes a reduction in the actual amount of Taxes which Buyer, the Company or their Affiliates would otherwise have had to pay if the event giving rise to the indemnification payment had not occurred, calculated by computing the amount of Taxes before and after inclusion of any Tax deductions attributable to the event giving rise to the indemnification payment (treating such Tax deductions as the last items claimed).

7.3          Confidentiality.  Sellers, on their own behalf and on behalf of each of their respective equity holders, agree not to disclose or use at any time (and shall cause each of its Affiliates not to use or disclose at any time) any Confidential Information of the Company, any of its Subsidiaries or of Buyer.  Sellers further agree to take all commercially reasonable steps (and to cause each of their Affiliates to take all commercially reasonable steps) to safeguard such Confidential Information of the Company, any of its Subsidiaries and of Buyer, and to protect it against disclosure or use in breach of this Agreement and theft.  In the event Sellers or any of their Affiliates is required by Law to disclose any Confidential Information, Sellers shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and Sellers shall cooperate with Buyer and the Company (at the Company’s expense) to preserve the confidentiality of such information consistent with applicable Law.  Each of the Company, Sellers and Buyer acknowledges and agrees that the other parties would be damaged irreparably in the event this Section 7.3 is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, Sellers agree that Buyer and the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 7.3 and to enforce specifically this Section 7.3 and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

7.4          Non-Competition; Non-Solicitation; Non-Disparagement.

(a)           Sellers hereby acknowledge, on behalf of their equity holders, that they are familiar with the Company’s trade secrets and with other Confidential Information.  Sellers acknowledge and agree that Buyer and the Company would be irreparably damaged if any Seller or any of the Persons listed on Schedule 7.4 (the “Key Seller Equity Holders”) were to provide services to or otherwise participate in the business of any Person competing with the Company to the extent prohibited by this Section 7.4 and that any such competition by any of the Key Seller Equity Holders would result in a significant loss of goodwill by Buyer and the Company.  Sellers further acknowledge and agree that the covenants and agreements set forth in this Section 7.4 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its stakeholders would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto if any Seller or any member of the Key Seller Equity Holders breached the provisions of this Section 7.4.  Therefore, each Seller and each of the Key Seller Equity Holders, agrees, for itself on behalf of each of the equity holders that is a Key Seller Equity Holder, in further consideration of the amounts to be paid hereunder for the Company Shares and the goodwill of the Company sold by Sellers, that:

(i)            for a period of three (3) years following the Closing Date, Sellers and each of the Key Seller Equity Holders shall not, directly or indirectly, own any interest in, manage, control, participate in (whether as an officer, director, employee, partner, member, agent, representative or otherwise), render services for or in any other manner engage in any business that directly (including through a compensated intermediary or targeted marketing efforts) produces or provides any goods or services of the type or nature offered or sold by the Company, Buyer or Buyer’s other Subsidiaries anywhere in the Restricted Territory, provided, however, that such restrictions shall only apply to Marlena Fejerang and David Wilner for a period of one (1) year following the Closing Date;

(ii)           for a period of three (3) years following the Closing Date, Sellers and each of the Key Seller Equity Holders shall not  (A) directly or indirectly call on or solicit any Existing Customer to purchase or subscribe for any goods or services of the type or nature offered or sold by the Company, Buyer or Buyer’s other Subsidiaries, (B) directly or indirectly induce or attempt to induce any Existing Customer to cease doing business with, or to reduce its business or prospective business with, the Company, Buyer or Buyer’s other Subsidiaries and (C) target or cause to be targeted, or otherwise make any focused sales efforts to, any Existing Grassroots Customer as it relates to any business anywhere in the Restricted Territory, provided, however, that, such restrictions shall only apply to Marlena Fejerang and David Wilner for a period of one (1) year following the Closing Date;

(iii)          for a period of three (3) years following the Closing Date, Sellers agree, on behalf of their equity holders, that they shall not (and shall cause the Seller Group not to) directly, or indirectly through another Person, (A) induce or attempt to induce any employee the Company, Buyer or any of Buyer’s other Subsidiaries to leave the employ of the Company, Buyer or such Subsidiary, or in any way interfere with the relationship between the Company,

Buyer or such Subsidiary and any employee thereof or (B) hire any person who is then an employee of the Company, Buyer or any of Buyer’s other Subsidiaries or who was an employee of the Company, Buyer or Buyer’s other Subsidiaries at any time during the one-year period immediately prior to the date on which such hiring would take place (it being conclusively presumed by the parties so as to avoid any disputes under this Section 7.4(a)(iii) that any such hiring within such one-year period is in violation of clause (A) above);

(iv)          for a period of three (3) years following the Closing Date, Sellers agree, on behalf of their equity holders, that they shall not (and shall cause the Seller Group not to) (A) make any negative statement or communication regarding Buyer, the Company, any of their respective Affiliates or any of their respective shareholders, partners, members, directors, officers, employees or agents with the intent to harm any such Person or (B) publicly make any derogatory or disparaging statement or communication regarding Buyer, the Company, any of their respective Affiliates or any of their respective shareholders, partners, members, directors, officers, employees or agents.  Nothing in this Section 7.4(a)(iv) shall limit Sellers’, their equity holders or their Affiliates’ ability to make true and accurate statements or communications in connection with any disclosure required pursuant to applicable Law;

Sellers acknowledge that the Company’s business has been conducted or is presently proposed to be conducted throughout the United States of America and its territories, Japan and the Philippines (the “Restricted Territory”) and that the geographic restrictions set forth above are reasonable and necessary to protect the goodwill of the Company’s business being sold by Sellers pursuant to this Agreement.  Notwithstanding the foregoing, nothing herein shall prohibit any member of the Seller Group from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded so long as none of such Persons has any active participation in the business of such corporation.

(b)           If, at the time of enforcement of the covenants contained in this Section 7.4 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law.  Sellers have consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the substantial investment in the Company made by Buyer hereunder.  Sellers further acknowledge and agree that the Restrictive Covenants are being entered into by it in connection with the sale by Sellers of the Company Shares and the goodwill of the Company’s business pursuant to this Agreement.

(c)           If any member of the Seller Group breaches, or threatens to commit a breach of, any of the Restrictive Covenants, Buyer and the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Buyer, the Company or any of their respective Affiliates at Law or in equity: (i) the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to Buyer and the Company and that money damages would not provide an adequate remedy to them; and (ii) the right and remedy to require each of the Key Seller Equity Holders and their respective Affiliates to account for and pay over to Buyer and the Company any profits, monies, accruals, increments or other benefits derived or received by such Person as the result of any transactions constituting a breach of the Restrictive Covenants.

(d)           In the event of any breach or violation by Sellers and/or each of the Key Seller Equity Holders and their respective Affiliates of any of the Restrictive Covenants, the time period of such covenant shall be tolled from the time the applicable party has received written notice of such alleged breach or violation until such breach or violation is resolved.

(e)           References in this Section 7.4 to the Subsidiaries of Buyer shall be deemed to refer to the Subsidiaries of Buyer as of the date of this Agreement as set forth on Annex C hereto.

7.5          Use of Company Name and Information.  Sellers understand that, subsequent to the Closing, the Company and Buyer exclusively shall own or have the right to use and license the Company Intellectual Property Rights.  From and after the Closing, Sellers shall not, and shall cause each of their Affiliates not to, use, directly or indirectly, the names “Evolve Discovery” or “EvD”, any variation or derivative thereof, or any name confusingly similar thereto, or any other Company Intellectual Property Rights without the prior written consent of Buyer.  Sellers agree that they do not have any rights in, or right to use, the Company Intellectual Property Rights, and none of Sellers or any of their Affiliates will contest the ownership or validity of any rights of Buyer and the Company in the Company Intellectual Property Rights.  Sellers further agree that Sellers and their Affiliates shall not (directly or indirectly) access, attempt to access, exploit or otherwise use any databases, lists or other records containing information with respect to customers, vendors or other business partners of the Company.  Each of the Company, Sellers and Buyer acknowledges and agrees that the other parties would be damaged irreparably in the event this Section 7.5 is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, Sellers agree that Buyer and the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 7.5 and to enforce specifically this Section 7.5 and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

7.6          Release.

(a)           Except as set forth in this Agreement, Sellers hereby unconditionally and irrevocably acquit, remise, discharge and forever release, effective as of the Closing, Buyer, the Company and their respective Affiliates, equity holders, partners, managers, trustees, employees, officers, directors and agents from any and all liabilities, Losses and obligations of every kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, contract, agreement, arrangement, commitment or undertaking, whether written or oral, to the extent arising on or prior to the Closing for any amounts owed under contract between the Sellers and their equity holders and the Company or based on the employment of the equity holders of the Sellers by the Company; provided that liabilities and obligations acquitted, remised, discharged and released pursuant to this Section 7.6(a) shall not include any rights of Sellers under this Agreement and the other documents and agreements executed in consummation of the transactions contemplated by this Agreement.

(b)           Sellers hereby agree that they shall not (and shall cause their Affiliates not to) make any claim for indemnification against Buyer, the Company or any of their respective Affiliates by reason of the fact that Sellers or any Affiliate of Sellers is or was a stockholder, member, director, manager, officer, employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Indemnified Parties against Sellers pursuant to this Agreement or applicable Law or otherwise, and Sellers (on their own behalf and on behalf of their Affiliates) hereby acknowledge and agree that they shall not have any claim or right to contribution or indemnity from the Company or any of its Affiliates with respect to any amounts paid by them pursuant to this Agreement or otherwise.  In no event shall the Company or any of its Affiliates have any liability whatsoever to Sellers (or any Affiliate of Sellers) for breaches of the representations, warranties, agreements or covenants of Sellers hereunder, and Sellers shall not (and Sellers shall cause their Affiliates not to) in any event seek contribution from the Company or any of its Affiliates in respect of any payments required to be made by Sellers pursuant to this Agreement.

7.7          Shared Contracts.  The parties hereto agree to cooperate and use their commercially reasonable efforts to effect the separation of any contract that applies to the operation of the Company’s business to which Sellers or their Affiliates (other than the Company) is a party (each such contract a “Shared Contract”), such that the Company shall be a party to a separate agreement directly with the relevant third party(ies).  To the extent any Shared Contract has not been separated prior to the Closing as described in the preceding sentence, Sellers shall, and shall cause their Affiliates to, take all necessary actions to make such Shared Contract available to the Company pursuant to arrangements by which the Company will receive the benefits of such contract as it relates to the Company’s business until the first to occur of: (x) the date of expiration of such Shared Contract and (y) the termination by the relevant third party of such contract; provided, that nothing contained herein shall preclude Sellers or their Affiliates from electing not to renew a Shared Contract or from electing to terminate a Shared Contract immediately prior to any automatic renewal thereof, but Sellers shall provide advance written notice to Buyer of any such non-renewal or termination.

ARTICLE VIII

DEFINITIONS

8.1          Definitions.  The terms defined in Annex A hereto, whenever used herein, shall have meanings set forth in Annex A for all purposes of this Agreement.  The definitions in

Annex A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Annex A are references to such section of this Agreement.

8.2          Usage.

(a)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)           The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(c)           The word “or” shall not be exclusive.

(d)           The phrase “to the extent” shall mean the degree to which a subject or other matter extends, and such phrase shall not simply mean “if.”

(e)           The words “hereof”, “herein”, “hereto”, and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

(f)            Words denoting any gender shall include all genders.  Where a word is defined herein, references to the singular shall include references to the plural and vice versa.

(g)           A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(h)           All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.

(i)            All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

ARTICLE IX

MISCELLANEOUS

9.1          Expenses.  Buyer will be responsible for all costs and expenses incurred by Buyer and its Affiliates in connection with the negotiation, preparation and entry into this Agreement and the consummation of the transactions contemplated hereby.  Sellers will be responsible for all costs and expenses incurred by the Company or Sellers up to and including the Closing in connection with the negotiation, preparation and entry into of this Agreement and the consummation of the transactions contemplated hereby (to the extent that any such amount is not included in Closing Indebtedness).

9.2          Remedies.  Except as expressly provided in this Agreement, each party shall be entitled to enforce specifically any rights under any provision of this Agreement (without posting a bond or other security) and to exercise all other rights granted by Laws.  All such rights and remedies shall be cumulative and non-exclusive, and may be exercised singularly or concurrently.  Each party hereby agrees that if any of the provisions of this Agreement were not performed by any other party in accordance with their specific terms or were otherwise breached:  (a) irreparable damage would occur; (b) no adequate remedy at law would exist and damages would be difficult to determine; and (c) the non-breaching parties shall be entitled to specific performance of the terms hereof.

9.3          Public Announcements.  Unless required by Law (in which case each of the Company, Buyer and Sellers’ Representative agree to use reasonable efforts to consult with the other party prior to any such disclosure as to the form and content of such disclosure), no press releases, announcements to the employees, customers or suppliers of the Company or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of each of Buyer and Sellers’ Representative.  Notwithstanding the foregoing, Buyer shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (a) to authorized representatives and employees of Buyer or its Affiliates, (b) to its and its Affiliates’ investors in connection with summary information about Buyer’s or any of Buyer’s Affiliates’ financial condition, (c) to any of Buyer’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents to whom an Affiliate of Buyer discloses such information in the ordinary course of business, and (d) following the Closing to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates; provided that in the case of disclosures made pursuant to clauses (a) through (d), the recipient is informed of the confidential nature of such information and Buyer shall be responsible for any breach of this Section 9.3 by any such recipient as if such recipient was substituted for “Buyer” under this Section 9.3.

9.4          Amendment and Waiver.  This Agreement may be amended, and any provision of this Agreement may be waived only if such amendment or waiver is set forth in a writing executed by each party hereto.  No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or waive any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.5          Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by next-day courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service for next day delivery, (c) if deposited in the United States mail, first class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, or (d) if delivered by electronic mail, provided the relevant computer record indicates a full and successful transmission (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission. Notices, demands and communications shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:

Notices to the Company:

Evolve Discovery, Inc.
611 Mission Street, 4th Fl.
San Francisco, CA 94105
Attention: Alejandrino Jimenez
Email: afj@evolvediscovery.com

Notices to Sellers and to their respective Affiliates:

To each Seller’s address and attention as found on the signature page.

With a copy (which shall not constitute notice) to:

Jeffer, Mangels, Butler & Mitchell
Two Embarcadero Center, Fifth Floor
San Francisco, CA 94611
Attention:  L. Randolph Harris
Email:  LRH@JMBM.com

Notices to Buyer:

UBIC, Inc.
c/o UBIC North America, Inc.
3 Lagoon Drive, Suite 180
Redwood City, CA 94065
Attention:  Keiko Tomura and Masami Yaguchi
Email: keiko_tomura@ubicna.com, masami_yaguchi@ubic.co.jp

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020
Attention:  Jack Kantrowitz
Email:  jack.kantrowitz@dlapiper.com

9.6          Successors and Assigns.  This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective heirs, successors and assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Sellers or the Company, without the prior written consent of Buyer.  Buyer may assign its rights and obligations hereunder, in whole or in part, (a) to any of its Affiliates or (b) in connection with any disposition or transfer of all or any portion of the Company or its business in any form of transaction, in each case without the consent of any other Person.  Buyer and, following the Closing, the Company may assign any or all of its rights pursuant to this Agreement to any of their respective lenders as collateral security without the consent of any other Person.

9.7          Severability.  Without limiting Section 7.4(b), whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9.8          Descriptive Headings; Interpretation.  The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized terms used in any Annex, Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.  Without limiting the generality of the foregoing but subject to Section 6.2(h), in no event shall the purchase price adjustments provided for herein limit, prejudice or restrict, or be deemed to limit, prejudice or restrict, the rights to indemnification of any party hereunder.

9.9          No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.  The parties hereto agree that prior drafts of this Agreement shall not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect to the terms hereof.

9.10        No Third-Party Beneficiaries.  Except as set forth in Section 6.2, Section 7.2, Section 7.6 and the final sentence of Section 9.6, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company.

9.11        Entire Agreement.  This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

9.12        Counterparts.  This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

9.13        Electronic Delivery.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of electronic mail in portable document format or similar format (any such delivery, an “Electronic Delivery”), shall be treated in all manners and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them (by means other than Electronic Delivery) to all other parties.  No party hereto or to any such agreement or instrument shall raise (a) the use of Electronic Delivery to deliver a signature or (b) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14        Governing Law; JURISDICTION; WAIVER OF JURY TRIAL.

(a)           The internal law (and not the law of conflicts) of the State of California shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

(b)           SUBJECT TO THE PROVISIONS OF SECTION 1.4 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY (I) PURSUANT TO THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN THE STATE OF CALIFORNIA. EACH PARTY ALSO AGREES NOT TO BRING ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(c)           THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL

COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.15        Schedules.  The exceptions to the representations or warranties disclosed on one Schedule attached hereto shall constitute an exception to all other representations and warranties made in this Agreement to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable thereto; provided that no such disclosure shall constitute an exception to the first sentence of Section 2.9 unless such matter is disclosed on Schedule 2.9.

*     *     *     *     *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

UBIC, INC.

By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

EvD, INC.

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Chief Executive Officer

ANDATHA INTERNATIONAL, INC., by Alejandrino Jimenez, as Attorney-in-Fact

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Attorney-in-Fact

EVOLVE DISCOVERY PA, LLC, by Alejandrino Jimenez, as Attorney-in-Fact

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Attorney-in-Fact

EVOLVE DISCOVERY LA, LLC, by Alejandrino Jimenez, as Attorney-in-Fact

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Attorney-in-Fact

EVOLVE DISCOVERY PORTLAND, LLC, by Alejandrino Jimenez, as Attorney-in-Fact

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Attorney-in-Fact

EVOLVE DISCOVERY SEATTLE, LLC, by Alejandrino Jimenez, as Attorney-in-Fact

By:	/s/ Alejandrino Jimenez
Name:	Alejandrino Jimenez
Title:	Attorney-in-Fact